                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F       x                Form 40-F __________
                       ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
              Yes _______    No     x
                                 --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This report on Form 6-K contains the following:

1. Press release dated May 29, 2003 regarding acquisition of own shares from a subsidiary.

2. Press release dated May 30, 2003 regarding purchase of own shares.

3. Translation of the Notice of Holding the 134th Ordinary General Meeting of Shareholders.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         Hitachi, Ltd.
                                                  ------------------------------
                                                                    (Registrant)

          Date   July 1, 2003         By  /s/ Takashi Hatchoji
                 -------------            --------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

                                                           FOR IMMEDIATE RELEASE
Contacts:
Atsushi Konno
Hitachi, Ltd.
+81-3-3258-2056
atsushi_konno@hdq.hitachi.co.jp

               Hitachi to Acquire Its Own Shares from a Subsidiary

Tokyo, May 29, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) announced that, pursuant to the provisions of Article 211-3 of the Commercial Code of Japan, it will acquire its own shares from a subsidiary as follows:

1. Name of subsidiary: Hitachi Unisia Automotive, Ltd.
2. Reason for acquisition: Upon the exchange of shares between Hitachi, Ltd. and
                       Hitachi Unisia Automotive, Ltd. (Hitachi Unisia) on October 1, 2002, shares of Hitachi, Ltd. were allocated to shares of Hitachi Unisia held by such company. Hitachi, Ltd. will purchase such shares in conformity with the Commercial Code of Japan.
3. Details of acquisition:
   -Class of shares to be acquired: Common stock of Hitachi, Ltd.
   -Number of shares to be acquired: Up to 18,000 shares
   -Acquisition amount: Up to 9 million yen
    Hitachi, Ltd. will execute the purchase without delay.

                                     - ### -

                                                           FOR IMMEDIATE RELEASE
Contacts:
Yoshiaki Segawa
Hitachi, Ltd.
+81-3-3258-2056
yoshiaki_segawa@hdq.hitachi.co.jp

                             Purchase of Own Shares

Tokyo, May 30, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) announced that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Hitachi, Ltd.
2. Aggregate number of shares purchased: 66,338,000 shares
3. Aggregate purchase amount: 29,934,896,000 yen
4. Period of purchase: May 1, 2003 through May 30, 2003
5. Method: Purchase at Tokyo Stock Exchange

Reference
   Details of the resolution that was approved at the Ordinary General Meeting of Shareholders held on June 26, 2002 are as follows:
   (1) Class of shares to be acquired: Common stock of Hitachi, Ltd.
   (2) Aggregate number of shares to be acquired: Up to 300 million shares
   (3) Aggregate acquisition amount: Up to 300 billion yen

   Acquisition executed pursuant to the above resolution through May 30, 2003
   (1) Aggregate number of shares acquired: 66,338,000 shares
   (2) Aggregate acquisition amount: 29,934,896,000 yen

                                     - ### -

(Translation)

                                  Hitachi, Ltd.
                           6, Kanda-Surugadai 4-chome
                                Chiyoda-ku, Tokyo

May 31, 2003

To Our Shareholders

     Re: Notice of Holding the 134th Ordinary General Meeting of Shareholders
     ------------------------------------------------------------------------

Dear Sir/Madam:
     This is to inform you that the 134th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (the "Company") will be held as follows:

1. Date        Wednesday, June 25, 2003 at 10:00 a.m.
2. Location    The Conference Room in Higashi-Ochanomizu Building
               29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo
3. Agenda
    Reporting Matter
     Report on the Business Report and the Statement of Income for the 134th Business Term (from April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

    Matters to be resolved
     Item No. 1   Approval of the Plan for Appropriation of Retained Earnings
                  for the 134th Business Term (from April 1, 2002 to March 31,
                  2003)
     Item No. 2   Authorization of the acquisition of its own shares
     Item No. 3   Amendment to the Articles of Incorporation
     Item No. 4   Election of 13 Directors due to expiration of the term of
                  office of all Directors
     Item No. 5   Issuance of stock acquisition rights for the purpose of
                  granting stock options
     Item No. 6   Grant of retirement allowances to the retiring Directors and
                  Corporate Auditors

                                                Very truly yours,

                                                Etsuhiko Shoyama
                                                President and Director

     The Business Report, the Balance Sheet, the Statement of Income, the Plan for Appropriation of Retained Earnings, the Transcripts of Accounting Auditors' Audit Report and the Board of Corporate Auditors' Audit Report to be provided along with the Notice of Holding the General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda Item No. 2, 3 and 5 are included in the following pages.

Aggregate number of voting rights owned by shareholders    3,327,021 (As of
                                                           March 31, 2003)

Matters to be resolved
 Item No. 1   Approval of the Plan for Appropriation of Retained Earnings for
              the 134th Business Term (from April 1, 2002 to March 31, 2003)

       The Board of Directors hereby proposes the following plan in light of the Company's business results, future business operations and financial position. The year-end dividend of 3 yen per share, which is the same amount as the interim dividend, is proposed.

   Plan for Appropriation of Retained Earnings
   --------------------------------------------------------------------------------------------
                                                                                           Yen
   Unappropriated retained earnings at the end of the period                    54,640,456,216
   Reversal of Reserve for software program development                          1,529,366,094
                Total                                                           56,169,822,310
        Unappropriated retained earnings disposed of:
   Cash dividends (JPY 3.00 per share)                                          10,094,724,627
   Bonuses payable to Directors                                                    200,000,000
   Reserve for special depreciation                                                179,108,693
   Special reserve                                                               8,000,000,000
   Unappropriated retained earnings carried forward to the following period     37,695,988,990
   --------------------------------------------------------------------------------------------

    Notes:
    (1) An interim dividend of JPY 3.00 per share was paid on December 3, 2002.
    (2) The amount of cash dividends is calculated after deducting 3,216,077 shares of treasury stock.
    (3) Reserve for software program development and Reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

Item No. 2  Authorization of the acquisition of its own shares

       It is hereby proposed that in order to enable management to implement its capital policy with agility, the Company shall be authorized to acquire its own common stocks, not exceeding 300,000,000 shares, for the aggregate acquisition prices not exceeding JPY150,000 million during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Item No. 3  Amendment to the Articles of Incorporation

         Upon the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, a system of companies which adopt the Committee System has become available as a new option of corporate organization. This is a new corporate system that allows a company to establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and to have executive officers responsible for execution of business of the company. Under the new system, the board of directors can delegate the power of deciding business operations to executive officers to a large extent, while it focuses on the functions of decision-making of fundamental management policies and supervision of execution of business. Such company is not allowed to have corporate auditors and instead, the audit committee is responsible for auditing functions.
         With the aim of clearing the way for much speedier management with the strict separation of execution of business and supervision thereof and simultaneously materializing fair and highly transparent management, the Company intends to adopt the Committee System. For that purpose, as well as to follow the Commercial Code as amended, the Company hereby proposes that required amendment be made to the Articles of Incorporation, as described below:

1. Amendment relating to adoption of the Committee System
         The provision to apply statutory provisions concerning a company which adopts the Committee System will be instituted in the Articles of Incorporation (Proposed Article 3). Upon adoption of the Committee System, the Board of Directors will be authorized to determine dividends in principle and remuneration and retirement allowances for Directors and Executive Officers will be determined by the Compensation Committee. The term of office of Directors will be one year and consequently, the proposition for the election of Directors will be submitted annually to the ordinary General Meeting of Shareholders.
         As a result of such adoption of the Committee System, only the Chairman of the Board will be a Director with specific title (Proposed Article 20) and the title of President will be redefined as a title attached to an Executive Officer (Proposed Article 28). The number of Directors will be reduced from not more than 40 to not more than 20 (Proposed Article 17). As such company is not allowed to have Corporate Auditors, the provisions of Section 3 of the existing Articles of Incorporation that will become inapplicable will be deleted, while the provisions of the committees to be established as new corporate organs (Proposed Article 24 and Article 25) and the provisions of Executive Officers (Proposed Section 3) will be instituted.
         In order to enable Directors and Executive Officers to fully enact their expected roles in performing their duties, the provisions to exempt Directors and Executive Officers, by the resolution of the Board of Directors, from liabilities to the Company to the extent as provided for in laws or regulations will be rearranged and the provision to allow the Company to enter into an agreement to limit liabilities of any outside Director to the Company to a specified amount will be instituted (Proposed Article 22 and Article 29). The existing provisions applicable to the Directors and Corporate Auditors prior to the adoption of the Committee System will be moved to the Supplementary Provisions to maintain the effect thereof. The Board of Corporate Auditors with the unanimity of all Corporate Auditors has consented to the submission of this proposition for such amendment.

2. Other amendment
         The provision will be amended to introduce a system of further purchase of less-than-one-unit shares (Proposed Article 7). Since the head office will be moved, the provision will be amended to allow the Company to convene a General Meeting of Shareholders in a ward, or ku of Tokyo for flexibility in fixing the place of such meeting (Proposed Article 12).

------------------------------------------------------------------------------------------------------------------------------------
             Currently in Force                     Proposed Amendment (underlined)                     Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------
(to be established)                           Article 3. (Provision of company which       Pursuant to the Commercial Code as
                                                      -  ---------------------------       amended, the Company intends to institute
                                                         adopts the Committee System)      a provision in the Articles of
                                                         ----------------------------      Incorporation to subject itself to the
                                                         The Company shall subject         special exceptions for a company which
                                                         -------------------------         adopts the Committee System.
                                                         itself to the special exceptions
                                                         --------------------------------
                                                         as provided for in Chapter II,
                                                         ------------------------------
                                                         Section 4 of the Law for
                                                         ------------------------
                                                         Special Exceptions to the
                                                         --------------------------
                                                         Commercial Code Concerning
                                                         --------------------------
                                                         Audit, etc. of Kabushiki-Kaisha
                                                         -------------------------------
                                                         (the "Special Exceptions Law")
                                                         ------------------------------
                                                         of Japan.
                                                         ---------
------------------------------------------------------------------------------------------------------------------------------------
Article 3 to Article 5.                      Article 4 to Article 6.                       The Company intends to change the
(provisions omitted)                                 -            -                        numbering of these Articles by increasing
                                             (provisions omitted)                          one number each.
------------------------------------------------------------------------------------------------------------------------------------
Article 6. (Number of shares to constitute   Article 7. (Number of shares to constitute    Pursuant to the establishment of a system
           one unit and nonissuance of               -                                     of further purchase of less-than-one-
           share certificates evidencing                one unit, etc.)                    unit shares by the Commercial Code as
           less-than-one-unit shares)                             ---                      amended,the Company intends to introduce
           The number of shares to                      The number of shares to            such system to allow the Company to sell
           constitute one unit of shares                constitute one unit of shares      its own shares upon request from any
           of the Company shall be 1,000                of the Company shall be 1,000      holder of less-than-one-unit shares.
           shares.                                      shares.
           The Company shall not issue                  The Company shall not issue
           share certificates evidencing                share certificates evidencing
           less-than-one-unit shares.                   less-than-one-unit shares.
                                                        Any shareholder (including
                                                        --------------------------
                                                        beneficiary; the same applies
                                                        -----------------------------
                                                        hereinafter) who holds
                                                        ----------------------
                                                        less-than-one-unit shares of
                                                        ----------------------------
                                                        the Company shall be entitled
                                                        -----------------------------
                                                        to request the Company to sell
                                                        ------------------------------
                                                        the number of shares that will,
                                                        -------------------------------
                                                        together with such less-than-
                                                        -----------------------------
                                                        one-unit shares, constitute a
                                                        -----------------------------
                                                        full unit of shares.
                                                        --------------------
------------------------------------------------------------------------------------------------------------------------------------
Article 7. (Transfer agent)                  Article 8. (Transfer agent)                   Pursuant to the establishment of a system
           The Company shall have a                  -                                     to invalidate share certificates by the
           transfer agent in respect of                 The Company shall have a           Commercial Code as amended, the Company
           shares.                                      transfer agent in respect of       intends to clearly specify the place to
           The share register and the                   shares.                            keep the register of loss of share
           beneficiaries' record of the                 The share register, the            certificates of the Company in the
           Company shall be kept at the                 beneficiaries' record and the      Articles of Incorporation.
           business office of the transfer                                    -------
           agent.                                       register of loss of share
           The transfer agent mentioned in              -------------------------
           the first paragraph shall                    certificates of the Company
           handle for the Company the                   ------------
           registration of the transfer of              shall be kept at the business
           shares and other business                    office of the transfer agent.
           relating to shares.                          The transfer agent mentioned in
           The provisions of the foregoing              the first paragraph shall
           paragraphs shall apply with                  handle for the Company the
           respect to debentures.                       registration of the transfer of
                                                        shares and other business
                                                        relating to shares.
                                                        The provisions of the foregoing
                                                        paragraphs shall apply with
                                                        respect to debentures.
------------------------------------------------------------------------------------------------------------------------------------
Article 8. (Share Handling Regulations)      Article 9. (Share Handling Regulations)       Since it will be stipulated in Article 7,
           In addition to what is provided           -                                     as amended, of the Articles of
           in laws, regulations or these                In addition to what is provided    Incorporation that the term shareholder
           Articles of Incorporation, the               in laws, regulations or these      shall include beneficiary, the Company
           denominations of share                       Articles of Incorporation, the     intends to delete the description of
           certificates of the Company and              denominations of share             beneficiary from this Article and also
           registration of the transfer of              certificates of the Company and    authorize the Executive Officer appointed
           shares of the Company,                       registration of the transfer of    by the Board of Directors to establish
           registration of rights of                    shares of the Company,             the Share Handling Regulations.
           pledges, declaration of                      registration of rights of
           property in trust, notices from              pledges, declaration of
           shareholders (including                      property in trust, notices from
           beneficiaries hereinafter),                  shareholders, reissue of share
           reissue of share certificates,               certificates, handling of
           handling of exercise of voting               exercise of voting rights and
           rights and other rights of                   other rights of shareholders by
           shareholders by electromagnetic              electromagnetic methods and
           methods and other matters                    other matters relating to the
           relating to the handling of                  handling of shares shall be
           shares shall be governed by the              governed by the Share Handling
           Share Handling Regulations                   Regulations established by the
           established by the Board of                                             ---
           Directors.                                   Executive Officer authorized by
                                                        -------------------------------
                                                        the Board of Directors.
                                                        -----------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            Currently in Force                            Proposed Amendment (underlined)                 Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------
Article 9.                                     Article 10.                                            The Company intends to change
                                                       --                                             the numbering of this Article
(provision omitted)                            (provision omitted)                                    by increasing one number.
------------------------------------------------------------------------------------------------------------------------------------
Article 10. (Record date and closing of share  Article 11. (Record date)                              Since the Company does not use
            register)                                  --                                             the system of closing of the
                                                                                                      share register, the Company
            The Company shall treat the                    The Company shall treat the shareholders   intends to delete paragraph 3.
            shareholders as of the date of                 as of the date of the closing of accounts
            the closing of accounts for each               for each business term as shareholders
            business term as shareholders                  entitled to exercise the rights of
            entitled to exercise the rights of             shareholders at the ordinary General
            shareholders at the ordinary                   Meeting of Shareholders for such business
            General Meeting of Shareholders                term.
            for such business term.
            In addition to the preceding                   In addition to the preceding paragraph,
            paragraph, if it is deemed                     if it is deemed necessary, the Company
            necessary, the Company may, by                 may, by giving public notice in advance,
            giving public notice in advance,               by resolution of the Board of Directors,
            by resolution of the Board of                  treat the shareholders or pledgees as of
            Directors, treat the shareholders              a certain date and hour as the
            or pledgees as of a certain date               shareholders or pledgees entitled to
            and hour as the shareholders or                exercise their rights.
            pledgees entitled to exercise
            their rights.
            If necessary, in the case
            mentioned in any of the preceding
            paragraphs, any alteration of the
            entries or records in the share
            register may be suspended for a
            certain period by giving public
            notice in advance, by resolution
            of the Board of Directors.

------------------------------------------------------------------------------------------------------------------------------------
Article 11. (Convening)                        Article 12. (Convening)                                Upon the adoption of the
                                                       --                                             Committee System, the Company
            An ordinary General Meeting of                 An ordinary General Meeting of             intends to change the convener
            Shareholders shall be convened in              Shareholders shall be convened within      of a General Meeting of
            June of each year and an                                                      -----       Shareholders from the
            extraordinary General Meeting of               three months next following the date of    President and Director to the
            Shareholders shall be convened                 ---------------------------------------    President and Chief Executive
            whenever necessary by the                      closing of accounts of each year and an    Officer and allow for
            President and Director. If the                 --------------------------------           flexibility in fixing the date
            President and Director is                      extraordinary General Meeting of           and place to convene a General
            prevented from discharging his                 Shareholders shall be convened whenever    Meeting of Shareholders.
            duties, such meeting shall be                  necessary, in a ward, or ku of Tokyo by
            convened by another Representative                        ----------------------------
            Director in the order previously               the President and Chief Executive
            fixed by the Board of Directors.               ---------------------------------
                                                           Officer in accordance with the
                                                           ------------------------------
                                                           resolution of the Board of Directors. If
                                                           ------------------------------------
                                                           the President and Chief Executive
                                                           ---------------------------------
                                                           Officer is prevented from discharging
                                                           -------
                                                           his duties, such meeting shall be
                                                           convened by another Executive Officer in
                                                                               -----------------
                                                           the order previously fixed by the Board
                                                           of Directors.

------------------------------------------------------------------------------------------------------------------------------------
Article 12. (Chairmanship)                     Article 13. (Chairmanship)                             Upon the adoption of the
                                                       --                                             Committee System, the Company
            Chairmanship of a General Meeting              Chairmanship of a General Meeting of       intends to change the
            of Shareholders shall be assumed               Shareholders shall be assumed by the       chairmanship of a General
            by the President and Director. If                                               ---       Meeting of Shareholders from
            the President and Director is                  President and Chief Executive Officer.     the President and Director to
            prevented from discharging his                 -------------------------------------      the President and Chief
            duties, then another Director                  If the President and Chief Executive       Executive Officer.
            shall act as such chairman in the                  ---------------------------------
            order previously fixed by the                  Officer is prevented from discharging
            Board of Directors.                            -------
                                                           his duties, then another person shall
                                                                                    ------
                                                           act as such chairman in the order
                                                           previously fixed by the Board of
                                                           Directors.

------------------------------------------------------------------------------------------------------------------------------------
Article 13 to Article 14.                      Article 14 to Article 15.                              The Company intends to change
                                                       --            --                               the numbering of these
(provisions omitted)                           (provisions omitted)                                   Articles by increasing one
                                                                                                      number each.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        Currently in Force                         Proposed Amendment (underlined)                    Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------
Article 15.  (Minutes)                         Article 16.  (Minutes)                             Under the Committee System,
                                                       --                                         Executive Officers present at a
             With respect to the proceedings                With respect to the proceedings at a  General Meeting of Shareholders
             at a General Meeting of                        General Meeting of Shareholders,      are required to affix their
             Shareholders, minutes shall be                 minutes shall be prepared entering    signatures to the minutes. Hence,
             prepared entering or recording                 or recording therein the general      the Company intends to make
             therein the general proceedings                proceedings and the resultant         required amendment to that effect.
             and the resultant actions taken                actions taken thereat, and such
             thereat, and such minutes shall                minutes shall be kept at the Company
             be kept at the Company after                   after the chairman, the Directors
             the chairman and the Directors                                   -
             present have affixed their names               and the Executive Officers present
             and seals or their electronic                  --------------------------
             signatures thereto.                            have affixed their names and seals
                                                            or their electronic signatures
                                                            thereto.
------------------------------------------------------------------------------------------------------------------------------------
Section 2. Directors and Board of              Section 2.   Directors, Board of Directors and     Upon the adoption of the Committee
Directors                                                            -                    ---     System, the Company intends to
                                               Committees                                         change the title of this section
                                               ----------                                         and establish provisions
                                                                                                  concerning the Committees.
------------------------------------------------------------------------------------------------------------------------------------
Article 16.  (Number)                          Article 17.  (Number)                              Upon the adoption of the Committee
                                                       --                                         System, the Company intends to
             The Company shall have not more                The Company shall have not more       decrease the maximum limit of the
             than 40 Directors.                             than 20 Directors.                    number of Directors.
                                                                 --
------------------------------------------------------------------------------------------------------------------------------------
Article 17.                                   Article 18.                                         The Company intends to change the
                                                      --                                          numbering of this Article by
(provisions omitted)                          (provisions omitted)                                increasing one number.
------------------------------------------------------------------- ----------------------------------------------------------------
Article 18.  (Term of office)                 Article 19.   (Term of office)                      The Commercial Code as amended
             The term of office of Directors          --                                          provides that the term of office
             shall expire at the close of                   The term of office of Directors       of directors under the Committee
             the ordinary General Meeting of                shall expire at the close of the      System shall be one year. Hence,
             Shareholders relating to the                   ordinary General Meeting of           the Company intends to make
             last closing of accounts within                Shareholders relating to the last     amendment to this Article to that
             two years after their                          closing of accounts within one year   effect.
             assumption of office; provided,                                           --------
             however, that the term of                      after their assumption of office;
             office of those Directors who                  provided, however, that the term of
             have newly assumed office                      office of those Directors who
             while the other Directors are                  have newly assumed office while the
             still in office shall be for                   other Directors are still in office
             the remaining balance of the                   shall be for the remaining balance
             term of office of the other                    of the term of office of the other
             Directors presently in office.                 Directors presently in office.


------------------------------------------------------------------------------------------------------------------------------------
Article 19.  (Representative Directors)                                                           Since a company which adopts the
             Representative Directors shall                 (to be deleted)                       Committee System is not subject to
             be selected by resolution of                                                         the provisions concerning
             the Board of Directors.                                                              Representative Directors, the
                                                                                                  Company intends to delete this
                                                                                                  provision.
------------------------------------------------------------------- ----------------------------------------------------------------
Article 20.  (Chairman of the Board, Vice     Article 20.   (Chairman of the Board)               Upon the adoption of the Committee
             Chairman of the Board and                      By resolution of the Board of         System, the Company intends to
             President)                                     Directors, a Chairman of the Board    alter the management system and
             By resolution of the Board of                             -----------------------    abolish the titles of Directors
             Directors, a President and                     shall be selected.                    except a Chairman of the Board.
             Director shall be selected                     -----------------
             and for reasons of the Company's
             operation, a Chairman of the
             Board and a Vice Chairman of
             the Board may be selected;
             provided that the President and
             Director must be a Representative
             Director.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
            Currently in Force                     Proposed Amendment (underlined)                   Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------

Article 21. (Executive Vice Presidents,      (to be deleted)                              Upon the adoption of the Committee System,
            Senior Vice Presidents and                                                    the Company intends to alter the
            Executive Managing Directors)                                                 management system and abolish the titles
            For reasons of its operation,                                                 of Directors except a Chairman of the
            the Company may have one or                                                   Board.
            more Executive Vice Presidents
            and Directors, Senior Vice
            Presidents and Directors, and
            Executive Managing Directors,
            respectively, by resolution of
            the Board of Directors.

------------------------------------------------------------------------------------------------------------------------------------
Article 22. (Convening of meeting of the     Article 21. (Convening of meeting of the     Since a company which adopts the Committee
            Board of Directors)                      --                                   System is not allowed to have corporate
            Notice for convening a meeting               Board of Directors)              auditors, the Company intends to delete
            of the Board of Directors                    Notice for convening a meeting   the description of the Corporate Auditors.
            shall be dispatched to each                  of the Board of Directors
            Director and each Corporate                  shall be dispatched to each
            Auditor one week prior to the                Director one week prior to the
            date of the meeting; provided,               date of the meeting; provided,
            however, that in case of                     however, that in case of
            urgency, such period may be                  urgency, such period may be
            shortened and such notice may                shortened and such notice may
            be dispatched three days prior               be dispatched three days prior
            to the date of the meeting.                  the to the date of the
                                                         meeting.
------------------------------------------------------------------------------------------------------------------------------------
Article 23. (Remuneration)                   (to be deleted)                              Since a company which adopts the Committee
            The remuneration and                                                          System must decide the matters regarding
            retirement allowance for                                                      remuneration including retirement
            Directors shall be decided at                                                 allowance for Directors at its
            a General Meeting of                                                          Compensation Committee, the Company
            Shareholders.                                                                 intends to delete this provision.
------------------------------------------------------------------------------------------------------------------------------------
Article 24. (Exemption of Directors from     Article 22. (Exemption of Directors from     In accordance with the purpose of the
            liabilities)                             --                                   Commercial Code as amended, the Company
            The Company may, by resolution               liabilities)                     intends to have a provision to exempt
            of the Board of Directors,                   The Company may, by resolution   Directors from liabilities to the Company
            exempt any Director from                     of the Board of Directors,       by resolution of the Board of Directors,
            liabilities in respect of any                exempt any Director from         to enable Directors to fully play their
            act as provided in Article                   liabilities as provided in       roles expected of them in performing their
            266, paragraph 1, item 5 of                              --------------       duties after adopting the Committee
            the Commercial Code of Japan                 Article 21-17, paragraph 1 of    System. The Company also intends to have a
            to the extent as provided in                 -----------------------------    provision to enable the Company to enter
            laws or regulations.                         the Special Exceptions Law to    into an agreement to limit liabilities of
            The Company may enter into an                --------------------------       outside Directors in advance, to secure
            agreement with any outside                   the extent as provided in laws   well-qualified persons as outside
            Director to limit liabilities                or regulations.                  Directors. The Company intends to move the
            of such Director in respect of               The Company may enter into an    exemption of Directors from liabilities in
            any act as provided in Article               agreement with any outside       respect of any act prior to the adoption
            266, paragraph 1, item 5 of                  Director to limit liabilities    of the Committee System under Article 24,
            the Commercial Code of Japan                 of such Director as provided     paragraph 1 of the existing Articles of
            to the aggregate amount as                                    -----------     Incorporation to Article 1 of
            provided in the items of                     in Article 21-17, paragraph 1    Supplementary Provisions.
            paragraph 19 of the said                     -----------------------------
            Article of the Commercial                    of the Special Exceptions Law
            Code.                                        -----------------------------
                                                         to the aggregate amount as
                                                         provided in the items of
                                                         paragraph 19 of Article 266 of
                                                                         -----------
                                                         the Commercial Code, which are
                                                                              ---------
                                                         applied by paragraph 5 of the
                                                         -----------------------------
                                                         said Article of the Special
                                                         ---------------------------
                                                         Exceptions Law.
                                                         ---------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            Currently in Force                    Proposed Amendment (underlined)                   Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------
Article 25.                                  Article 23.                                  The Company intends to change the
                                                     --                                   numbering of this Article by decreasing
(provision omitted)                          (provision omitted)                          two numbers.
------------------------------------------------------------------------------------------------------------------------------------
(to be established)                          Article 24. (Committees)                     The Company intends to clearly specify the
                                                     --  ------------                     Committees to be set up as new organs in
                                                         The Company shall have the       the Articles of Incorporation.
                                                         --------------------------
                                                         Nominating Committee, the
                                                         -------------------------
                                                         Audit Committee and the
                                                         -----------------------
                                                         Compensation Committee
                                                         ----------------------
                                             ---------------------------------------------------------------------------------------
                                             Article 25. (Regulations of Committees)      In accordance with the purpose of the
                                                     --  ---------------------------      Commercial Code as amended, the Company
                                                         In addition to what is           intends to establish a provision
                                                         ----------------------           concerning establishment of committee
                                                         provided by laws, regulations,   regulations to operate each Committee.
                                                         ------------------------------
                                                         these Articles of
                                                         -----------------
                                                         Incorporation or by the Board
                                                         -----------------------------
                                                         of Directors, the matters
                                                         -------------------------
                                                         concerning each Committee
                                                         -------------------------
                                                         shall be governed by the
                                                         ------------------------
                                                         regulations thereof established
                                                         -------------------------------
                                                         by each such Committee.
                                                         -----------------------
------------------------------------------------------------------------------------------------------------------------------------
Section 3. Corporate Auditors and Board of                                                Since a company which adopts the Committee
Corporate Auditors                                                                        System is not allowed to have corporate
                                                                                          auditors, the Company intends to delete
                                                                                          the provisions concerning the Corporate
------------------------------------------                                                Auditors.
Article 26. (Number)                         (to be deleted)
            The Company shall have not
            more than seven Corporate
            Auditors.
------------------------------------------
Article 27. (Term of office)
            The term of office of
            Corporate Auditors shall
            expire at the close of the
            ordinary General Meeting of
            Shareholders relating to the
            last closing of accounts
            within three years after their
            assumption of office;
            provided, however, that the
            term of office of a Corporate
            Auditor elected to fill a
            vacancy created by the
            retirement of another
            Corporate Auditor before the
            expiration of his term of
            office shall expire at the
            time the term of office of the
            retired Corporate Auditor
            would have expired.
------------------------------------------
Article 28. (Application of provisions
            relating to Directors)
            The provisions of the first
            paragraph of Article 17 and
            Article 23 shall apply,
            mutatis mutandis, with respect
            to Corporate Auditors.
------------------------------------------------------------------------------------------------------------------------------------
Article 29. (Exemption of Corporate          (to be moved to Article 2 of Supplementary   The Company intends to move the provision
            Auditors from liabilities)       Provisions)                                  concerning exemption of Corporate Auditors
            The Company may, by resolution                                                from liabilities prior to the adoption of
            of the Board of Directors,                                                    the Committee System to Supplementary
            exempt any Corporate Auditor                                                  Provisions.
            from liabilities to the extent
            as provided in laws or
            regulations.
------------------------------------------------------------------------------------------------------------------------------------
Article 30. (Convening of meeting of the     (to be deleted)                              Since a company which adopts the Committee
            Board of Corporate Auditors)                                                  System is not allowed to have corporate
            Notice for convening a meeting                                                auditors, the Company intends to delete
            of the Board of Corporate                                                     the provision concerning the Board of
            Auditors shall be dispatched                                                  Corporate Auditors.
            to each Corporate Auditor one
            week prior to the date of the
            meeting; provided, however,
            that in case of urgency, such
            period may be shortened and
            such notice may be dispatched
            three days prior to the date
            of the meeting.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                        Currently in Force                   Proposed Amendment (underlined)            Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------
Article 31. (Regulations of the Board of                (to be deleted)                             Since a company which adopts the
            Corporate Auditors) In addition to                                                      Committee System is not allowed
            what is provided by laws, regulations                                                   to have corporate auditors, the
            or these Articles of Incorporation,                                                     Company intends to delete the
            the matters concerning the Board of                                                     provision concerning the Board
            Corporate Auditors shall be governed                                                    of Corporate Auditors.
            by the Regulations of the Board of
            Corporate Auditors established by the
            Board of Corporate Auditors.
------------------------------------------------------------------------------------------------------------------------------------
            (to be established)                         Section 3. Executive Officers               The Company intends to institute
                                                        -----------------------------               a section to provide for
                                                                                                    Executive Officers to be set up
                                                                                                    as new organs of the Company.
                                                        ----------------------------------------------------------------------------
                                                        Article 26. (Number)                        A company which adopts the
                                                        --------------------                        Committee System shall have
                                                                    By resolution of the Board      executive officers.  The
                                                                    --------------------------      Company intends to establish a
                                                                    of Directors, the Company       provision to allow it to have
                                                                    ------------------------        not more than 40 Executive
                                                                    shall have not more than        Officers.
                                                                    ------------------------
                                                                    40 Executive Officers.
                                                                    ----------------------
                                                        ----------------------------------------------------------------------------
                                                        Article 27. (Term of office)                The Company intends to provide
                                                        ----------------------------                for the term of office of
                                                                    The term of office of           Executive Officer.
                                                                    ---------------------
                                                                    Executive Officers shall
                                                                    ------------------------
                                                                    expire at the close of the
                                                                    --------------------------
                                                                    first meeting of the Board
                                                                    --------------------------
                                                                    of Directors after the
                                                                    ----------------------
                                                                    ordinary General Meeting
                                                                    ------------------------
                                                                    of Shareholders relating
                                                                    ------------------------
                                                                    to the last closing of
                                                                    ----------------------
                                                                    accounts within one year
                                                                    ------------------------
                                                                    after their assumption of
                                                                    -------------------------
                                                                    office; provided, however,
                                                                    --------------------------
                                                                    that the term of office of
                                                                    --------------------------
                                                                    those Executive Officers
                                                                    ------------------------
                                                                    who have newly assumed
                                                                    ----------------------
                                                                    office while the other
                                                                    ----------------------
                                                                    Executive Officers are
                                                                    ----------------------
                                                                    still in office shall be
                                                                    ------------------------
                                                                    for the remaining balance
                                                                    -------------------------
                                                                    of the term of office of
                                                                    ------------------------
                                                                    the other Executive
                                                                    -------------------
                                                                    Officers presently in
                                                                    ---------------------
                                                                    office.
                                                                    -------
                                                        ----------------------------------------------------------------------------
                                                        Article 28. (President and Chief            The Company intends to provide
                                                        --------------------------------            for the matters concerning the
                                                                    Executive Officer)              President and Chief Executive
                                                                    ------------------              Officer.
                                                                    By resolution of the Board
                                                                    --------------------------
                                                                    of Directors, a President
                                                                    -------------------------
                                                                    and Chief Executive
                                                                    -------------------
                                                                    Officer shall be selected,
                                                                    --------------------------
                                                                    provided that the
                                                                    -----------------
                                                                    President and Chief
                                                                    -------------------
                                                                    Executive Officer must be
                                                                    -------------------------
                                                                    a Representative Executive
                                                                    --------------------------
                                                                    Officer.
                                                                    --------
                                                        ----------------------------------------------------------------------------
                                                        Article 29. (Exemption of Executive         The Company intends to establish
                                                        -----------------------------------         a provision to exempt Executive
                                                                    Officers from liabilities)      Officers from liabilities to
                                                                    --------------------------      the Company by resolution of the
                                                                    The Company may, by             Board of Directors, to enable
                                                                    -------------------             Executive Officers to fully play
                                                                    resolution of the Board of      their roles expected of them in
                                                                    --------------------------      performing their duties.
                                                                    Directors, exempt any
                                                                    ---------------------
                                                                    Executive Officer from
                                                                    ----------------------
                                                                    liabilities as provided in
                                                                    --------------------------
                                                                    Article 21-17, paragraph 1
                                                                    --------------------------
                                                                    of the Special Exceptions
                                                                    -------------------------
                                                                    Law to the extent as
                                                                    --------------------
                                                                    provided in laws or
                                                                    -------------------
                                                                    regulations.
                                                                    -----------
------------------------------------------------------------------------------------------------------------------------------------
Article 32 to Article 33.                               Article 30 to Article 31.                   The Company intends to change
(provisions omitted)                                            --            --                    the numbering of these Articles
                                                        (provisions omitted)                        by decreasing two numbers each.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                        Currently in Force                   Proposed Amendment (underlined)            Reason for Amendment
------------------------------------------------------------------------------------------------------------------------------------

Article 34. (Dividends)                                 Article 32. (Dividends)                     In a company which adopts the
            Dividends shall be paid to the                      --                                  Committee System, a proposition
            shareholders or registered pledgees as of               Dividends shall be paid to      for the appropriation of
            each date of closing of accounts after the              the shareholders or             retained earnings shall be
            close of the ordinary General Meeting of                registered pledgees as of       deemed to be approved at an
            Shareholders concerned.                                 each date of closing of         ordinary general meeting of
            If the dividends mentioned in the                       accounts.                       shareholders in principle when
            preceding paragraph are not received                    If the dividends mentioned in   such proposition is approved by
            within three years from the date they                   the preceding paragraph are     the board of directors. Hence,
            became due and payable, the Company shall               not received within three       the Company intends to stipulate
            be relieved of the obligation to pay such               years from the date they        that the timing of the payment
            dividends.                                              became due and payable, the     of dividends shall be determined
                                                                    Company shall be relieved of    by resolution of the Board of
                                                                    the obligation to pay such      Directors.
                                                                    dividends.
------------------------------------------------------------------------------------------------------------------------------------
Article 35.                                             Article 33.                                 The Company intends to change
                                                                --                                  the numbering of this Article by
(provisions omitted)                                    (provisions omitted)                        decreasing two numbers.
------------------------------------------------------------------------------------------------------------------------------------
(to be established)                                     Supplementary Provisions                    The Company intends to move the
                                                        ------------------------                    provisions of Article 24,
                                                        Article 1. (Transitional measure            paragraph 1 and Article 29 of
                                                        --------------------------------            the existing Articles of
                                                        regarding exemption of Directors from       Incorporation to the
                                                        -------------------------------------       Supplementary Provisions to
                                                        liabilities)                                maintain the effect thereof.
                                                        ------------
                                                        The Company may, by resolution of the
                                                        -------------------------------------
                                                        Board of Directors, exempt any Director
                                                        ---------------------------------------
                                                        from liabilities in respect of any act
                                                        --------------------------------------
                                                        prior to the close of the ordinary
                                                        ----------------------------------
                                                        General Meeting of Shareholders relating
                                                        ----------------------------------------
                                                        to the accounting period ended March 2003
                                                        -----------------------------------------
                                                        as provided in Article 266, paragraph 1,
                                                        ----------------------------------------
                                                        item 5 of the Commercial Code of Japan to
                                                        -----------------------------------------
                                                        the extent as provided in laws or
                                                        ---------------------------------
                                                        regulations.
                                                        ------------
                                                        Article 2. (Transitional measure regarding
                                                        ------------------------------------------
                                                        exemption of Corporate Auditors from
                                                        ------------------------------------
                                                        liabilities)
                                                        ------------
                                                        The Company may, by resolution of the
                                                        -------------------------------------
                                                        Board of Directors, exempt any Corporate
                                                        ----------------------------------------
                                                        Auditor from liabilities prior to the
                                                        -------------------------------------
                                                        close of the ordinary General Meeting of
                                                        ----------------------------------------
                                                        Shareholders relating to the accounting
                                                        ---------------------------------------
                                                        period ended March 2003 to the extent as
                                                        ----------------------------------------
                                                        provided in laws or regulations.
                                                        --------------------------------
------------------------------------------------------------------------------------------------------------------------------------

          On April 1, 2003, the Company deleted the supplementary provision concerning the effective date of Article 14, paragraph 2 (Method of adopting resolutions) of the Articles of Incorporation prior to the amendment.

Item No. 4   Election of 13 Directors due to expiration of the term of office of all Directors

          Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that Directors be elected. Election of Directors shall not be made in accordance with cumulative voting, in conformity with the provision of the Articles of Incorporation of the Company.
          Candidates for Directors proposed by the Board of Directors are as follows. All candidates have agreed to take office as Directors assuming that they are elected at this Meeting. Mr. Toshiro Nishimura will take office upon the condition that he have permission from the First Tokyo Bar Association.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Outstanding
                                                                                                      Shares of     Conflict
                Name                                                                                 Hitachi, Ltd.      of
  No.     (Date of Birth)        Principal Occupation              Brief Personal History                Owned      Interest
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director       5/1958  Joined Hitachi, Ltd.                     shares
        Tsutomu Kanai        Chairman of the Board and     6/1985  Executive Managing Director
        (Feb. 26, 1929)      Director, Hitachi, Ltd.       6/1987  Senior Executive Managing             67,500      None
                             President and                         Director
  1                          Representative Director,      6/1989  Executive Vice-President and
                             Hitachi Research Institute            Director
                                                           6/1991  President and Representative
                                                                   Director
                                                           4/1999  Chairman of the Board and
                                                                   Representative Director
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director       4/1959  Joined Hitachi, Ltd.
        Etsuhiko Shoyama     President and Director,       6/1991  Director
        (Mar. 9, 1936)       Hitachi, Ltd.                 6/1993  Executive Managing Director
                                                           6/1995  Senior Executive Managing
  2                                                                Director                              50,000      None
                                                           6/1997  Executive Vice-President and
                                                                   Representative Director
                                                           4/1999  President and Representative
                                                                   Director
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director       4/1960  Joined Hitachi, Ltd.
        Yoshiki Yagi         Executive Vice President      6/1991  Director
        (Feb. 27, 1938)      and Director, Hitachi, Ltd.   6/1993  Executive Managing Director
  3                                                        6/1997  Senior Executive Managing             64,250      None
                                                                   Director
                                                           4/1999  Executive Vice President and
                                                                   Representative Director
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director       6/1961  Joined Hitachi, Ltd.
        Yoshiro Kuwata       Executive Vice President      6/1993  Director
        (Sep. 1, 1936)       and Director, Hitachi, Ltd.   6/1995  Executive Managing Director
                             (General Manager,             6/1997  Senior Executive Managing
                             Corporate Export                      Director
  4                          Regulation Division)          4/1999  Executive Vice President and          23,700      None
                             Representative Director               Representative Director
                             Chairman of the Board and
                             President, Hitachi
                             High-Technologies
                             Corporation
----------------------------------------------------------------------------------------------------------------------------
                             Corporate Auditor,            4/1961  Joined Hitachi, Ltd.
        Shigemichi Matsuka   Hitachi, Ltd.                 4/1999  Executive Vice President and
  5     (May 19, 1937)                                             Representative Director               31,000      None
                                                           4/2001  Director
                                                           6/2001  Corporate Auditor
----------------------------------------------------------------------------------------------------------------------------
                             Corporate Auditor,            4/1964  Joined Hitachi, Ltd.
        Kotaro Muneoka       Hitachi, Ltd.                 4/1999  Senior Vice President and
  6     (Oct. 30, 1940)                                            Director                              21,000      None
                                                           4/2001  Director
                                                           6/2001  Corporate Auditor
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Outstanding
                                                                                                      Shares of     Conflict
                Name                                                                                 Hitachi, Ltd.      of
  No.     (Date of Birth)        Principal Occupation              Brief Personal History                Owned      Interest
----------------------------------------------------------------------------------------------------------------------------
                             President, Japan              4/1958  Joined Ministry of Labour                shares
        Ginko Sato           Association for the                   (currently Ministry of Health,
        (Jul. 6, 1934)       Advancement of Working                Labour and Welfare)
                             Women                         6/1985  Ministerial Councillor, Ministry
                                                                   of Labour
                                                           1/1986  Director-General, Women's
                                                                   Bureau, Ministry of Labour
  7                                                        7/1990  Assistant Minister of Labour               0       None
                                                          10/1991  Ambassador Extraordinary and
                                                                   Plenipotentiary of Japan to Kenya
                                                           7/1995  Commissioner, Securities and
                                                                   Exchange Surveillance Commission
                                                           7/1998  Chairperson, Securities and
                                                                   Exchange Surveillance Commission
                                                           8/2001  President, Japan Association for
                                                                   the Advancement of Working Women
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director       4/1954  Joined Asahi Glass Company,
        Hiromichi Seya       Chairman of the Board,                Limited
        (Oct. 7, 1930)       Asahi Glass Company,          3/1985  Director
                             Limited                       3/1987  Managing Director
                                                           3/1988  Representative Director
                                                                   Executive Vice President
  8                                                        3/1990  Representative Director
                                                                   Senior Executive Vice President        2,000       Note 1
                                                           3/1992  Representative Director
                                                                   President
                                                           6/1998  Representative Director
                                                                   Chairman & CEO
                                                           6/2002  Representative Director
                                                                   Chairman of the Board
----------------------------------------------------------------------------------------------------------------------------
                             Representative Director and   4/1957  Joined Yawata Iron & Steel Co.,
        Akira Chihaya        Chairman of the Board,                Ltd. (currently NIPPON STEEL
        (Mar. 6, 1935)       NIPPON STEEL CORPORATION              CORPORATION)
                             Representative Director       6/1987  Director
                             and President, Tekko          6/1991  Managing Director
  9                          Kaikan Co., Ltd.              6/1995  Representative Director and                0       Note 2
                                                                   Executive Vice President
                                                           4/1998  Representative Director and
                                                                   President
                                                           4/2003  Representative Director and
                                                                   Chairman of the Board
----------------------------------------------------------------------------------------------------------------------------
                             Attorney at Law               4/1961  Member of the First Tokyo Bar
        Toshiro Nishimura                                          Association
  10    (Apr. 10, 1933)                                    5/1966  Senior Partner of Nishimura &              0       None
                                                                   Partners

----------------------------------------------------------------------------------------------------------------------------
                             Director, Hitachi, Ltd.       4/1960  Joined Hitachi, Ltd.
        Hiroshi Kuwahara                                   6/1989  Director
        (Nov. 23, 1935)                                    6/1991  Executive Managing Director
                                                           6/1993  Senior Executive Managing
                                                                   Director
                                                           6/1995  Executive Vice-President and
                                                                   Representative Director
                                                           6/1999  Vice Chairman of the Board and
  11                                                               Representative Director               29,600       None
                                                           1/2001  Executive member of Council for
                                                                   Science & Technology Policy,
                                                                   Cabinet Office
                                                                   Director
                                                           1/2003  Vice Chairman of the Board and
                                                                   Representative Director
                                                           4/2003  Director
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 No.        Name             Principal Occupation           Brief Personal History             Outstanding      Conflict
      (Date of Birth)                                                                           Shares of           of
                                                                                               Hitachi, Ltd.     Interest
                                                                                                   Owned
----------------------------------------------------------------------------------------------------------------------------
                           Director, Hitachi, Ltd.    4/1962  Joined Hitachi, Ltd.                   shares
      Takashi Kawamura                                6/1995  Director
      (Dec. 19, 1939)                                 6/1997  Executive Managing Director
12                                                    4/1999  Executive Vice President and          35,000          None
                                                              Representative Director
                                                      4/2003  Director
----------------------------------------------------------------------------------------------------------------------------
                           Representative Director    4/1957  Joined Hitachi Sales Corporation
      Masayoshi Hanabusa   Chairman of the Board and  8/1960  Joined Hitachi Credit
      (Oct. 10, 1934)      Director, Hitachi Capital          Corporation (currently Hitachi
                           Corporation                        Capital Corporation)
                                                      6/1977  Director
13                                                    6/1983  Executive Managing Director            5,050          Note 3
                                                      6/1987  Senior Executive Managing
                                                              Director
                                                      6/1991  President and Representative
                                                              Director
                                                      6/2001  Chairman of the Board and
                                                              Representative Director
----------------------------------------------------------------------------------------------------------------------------

   Notes: (1) Mr. Hiromichi Seya is the Representative Director and Chairman
              of the Board of Asahi Glass Company, Limited ("Asahi Glass"), with which the Company competes in the areas of manufacture and sale of electronic components, etc. Additionally, the Company has continuous transactions with Asahi Glass, including purchases of glass for use in LCDs etc. from Asahi Glass and leases of information systems to Asahi Glass.
          (2) Mr. Akira Chihaya is the Representative Director and Chairman of the Board of NIPPON STEEL CORPORATION ("NSC"), with which the Company competes in the areas of power and industrial systems, etc. Additionally, the Company has continuous transactions with NSC, including purchases of steel products of NSC through trading firms etc. and sales of industrial equipment to NSC. The Company has no relation of special interest with Tekko Kaikan Co., Ltd., for which Mr. Chihaya serves as Representative Director and President.
          (3) Mr. Masayoshi Hanabusa is the Representative Director and
              Chairman of the Board of Hitachi Capital Corporation ("Hitachi Capital"), with which the Company competes in the areas of cash loans etc. Additionally, the Company has continuous transactions with Hitachi Capital, including leases of manufacturing facilities etc. from Hitachi Capital and sales of computers etc. to Hitachi Capital. Furthermore, as of March 31, 2003, the Company had a deposit of JPY59.6 billion received from Hitachi Capital under the scheme of centralized management of funds within Hitachi Group.
          (4) Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are candidates who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

Item No. 5 Issuance of stock acquisition rights for the purpose of granting stock options

         To afford incentives to and raise the morale of the Directors, Executive Officers and employees to contribute to increasing the value of the Company, it is hereby proposed that the Company issue the stock acquisition rights without any consideration for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan.
         The substance of the proposition to be submitted by the Board of Directors with regard to the issuance of stock acquisition rights is set forth below:

1.   Qualified persons to be allocated the stock acquisition rights (the
     "Rights")
         Directors, Executive Officers and employees of the Company

2.   Class and number of shares to be issued upon exercise of the Rights
         Not more than 1,500,000 shares of the Company's common stock (the "Common Stock") in total. In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

      Number of           Number of shares    x    Ratio of stock split or
      shares after  =     before adjustment        consolidation
      adjustment

         Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

3.   Total number of the Rights to be issued
         Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision.

4.   Issue price of the Rights
         No consideration shall be paid.

5.   Amount to be paid upon exercise of the Rights
         The amount to be paid per share upon exercise of the Rights (the "Exercise Price") shall be 1.05 times of the market price (the "Market Price"), which is not lower price of either (i) the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted) or (ii) the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied). Any fraction less than one yen shall be rounded up to the nearest one yen.
         In the event that the Company issues new shares or reissues its own shares at price less than the Market Price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

                                                                   Number of              Amount
                                                 Number            new shares      X      to be paid
                                                 of shares     +   to be issued           per share
                                                 already          ----------------------------------------
     Exercise                Exercise            issued                  Market Price per share
     Price after     =       Price before   X                            before issue
                                                ----------------------------------------------------------
     adjustment              adjustment          Number of                  Number of new
                                                 shares already    +        shares to be
                                                 issued                     issued

          In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, "Number of new shares to be issued" means "Number of its own shares to be reissued" and "Market Price per share before issue" means "Market Price per share before reissue."

          Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

     Exercise          Exercise                          1
     Price         =   Price         x -----------------------------------------
     after             before            Ratio of stock split or consolidation
     adjustment        adjustment

6.  Period during which the Rights may be exercised
          The Rights will be exercisable within a three-year period following one year from the issue date.

7.  Conditions for exercise of the Rights
    (1) In the event a person holding the Rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights expire immediately.
    (2) Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8.  Cancellation of the Rights
          The Company may acquire and cancel the Rights at any time without consideration.

9.  Restriction on the transfer of the Rights
          The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

  Item No. 6   Grant of retirement allowances to the retiring Directors and
               Corporate Auditors

        It is proposed that retirement allowances be granted to the retiring Directors, Messrs. Yuushi Samuro, Kazuo Kumagai, Katsukuni Hisano, Kazuo Sato, Takao Matsui, Masaaki Hayashi, Isao Ono and Masaharu Sumikawa, who are retiring from their services as Directors at the close of this Meeting, and the retiring Corporate Auditors, Messrs. Shigemichi Matsuka, Tadashi Ishibashi, Kotaro Muneoka, Makoto Murata and Michio Mizoguchi, who are retiring from their services as Corporate Auditors at the close of this Meeting, as rewards for their contribution. As regards to these allowances, the Board of Directors proposes that the payments be made appropriately in accordance with the office regulations and the customs of the Company. The Board hopes that shareholders will delegate the authority to decide the amount, time and method of payment to the Compensation Committee to be established after adopting the Committee System.
        Their brief personal histories are shown below.

   -----------------------------------------------------------------------------------------
                Name                                Brief Personal History
   -----------------------------------------------------------------------------------------
                            6/1993  Director
                            6/1995  Executive Managing Director
    Yuushi Samuro           4/1999  Executive Vice President and Representative Director
                            4/2003  Director
   -----------------------------------------------------------------------------------------
                            6/1993  Director
                            6/1997  Executive Managing Director
    Kazuo Kumagai           4/1999  Senior Vice President and Director
                            4/2001  Executive Vice President and Representative Director
   -----------------------------------------------------------------------------------------
                            6/1997  Director
                            4/1999  Senior Vice President and Director
    Katsukuni Hisano        6/2002  Director (Not standing)
                           10/2002  Senior Vice President and Director
                            4/2003  Executive Vice President and Representative Director
   -----------------------------------------------------------------------------------------
    Kazuo Sato              6/2001  Senior Vice President and Director
                            4/2003  Director
   -----------------------------------------------------------------------------------------
    Takao Matsui            6/2001  Senior Vice President and Director
   -----------------------------------------------------------------------------------------
    Masaaki Hayashi         6/2001  Senior Vice President and Director
                            4/2003  Director
   -----------------------------------------------------------------------------------------
    Isao Ono                6/2002  Senior Vice President and Director
   -----------------------------------------------------------------------------------------
    Masaharu Sumikawa       6/2002  Senior Vice President and Director
   -----------------------------------------------------------------------------------------
    Shigemichi Matsuka      6/2001  Corporate Auditor
   -----------------------------------------------------------------------------------------
    Tadashi Ishibashi       6/2001  Corporate Auditor
   -----------------------------------------------------------------------------------------
    Kotaro Muneoka          6/2001  Corporate Auditor
   -----------------------------------------------------------------------------------------
    Makoto Murata           6/2000  Corporate Auditor (Not standing)
   -----------------------------------------------------------------------------------------
    Michio Mizoguchi        6/2000  Corporate Auditor (Not standing)
   -----------------------------------------------------------------------------------------

        The Company is submitting a proposal that Mr. Shigemichi Matsuka and Mr. Kotaro Muneoka be elected as Directors (Item No. 4). Messrs. Kazuo Kumagai, Katsukuni Hisano, Takao Matsui, Isao Ono and Masaharu Sumikawa will assume offices as Executive Officers. Those persons' retirement allowances for the period after the close of this ordinary General Meeting of Shareholders will be decided by the Compensation Committee at their retirement.

Reporting Matter

   Report on the Business Report and the Statement of Income for the 134th Business Term (from April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

1. Business Report (from April 1, 2002 to March 31, 2003)
(1) General
Business Results
         The Japanese economic climate remained harsh throughout the year under review. The positive effect of an upswing in exports, powered chiefly by demand from Asian countries, was more than offset by the absence of any substantial rebound in private-sector plant and equipment investment, a decline in public-sector investment and weak consumer spending.
         In response to this business environment, Hitachi moved determinedly forward with a transformation of the corporate business structure aimed at achieving a quick earnings turnaround. Results for the year under review were substantially affected by the split-off and transfer of a number of operations to subsidiaries. Orders received during the year declined 7% from the preceding year, to JPY2,984.8 billion, sales were down 12%, to JPY3,112.4 billion, and the year-end order backlog was JPY1,922.4 billion. Operating income amounted to JPY53.7 billion and ordinary income to JPY52.0 billion. Extraordinary gain of JPY92.1 billion and extraordinary loss of JPY63.1 billion were posted, the former consisting of JPY46.6 billion from the sale of real estate, JPY41.3 billion from the sale of subsidiaries' common stock and investments in securities and JPY4.2 billion from the transfer of businesses, and the latter consisting of impairment loss on investments and securities of JPY55.3 billion and loss on additional depreciation etc. of JPY7.7 billion. Taking these items into account, the net income figure came to JPY28.2 billion.
         Although the profit level was markedly better than in the preceding year, when the company posted an enormous loss, it is still far from satisfactory. Management is committed to making every effort to improve earnings still further.

Measures Taken
         During the year under review, management sought to achieve an early earnings recovery and implement reforms toward establishing a corporate structure capable of realizing high profits in a severe business environment. Particular emphasis was placed on reorganizing the business portfolio and creating new businesses.
         One focus of the business restructuring effort was the hard disk drive business. The market for hard disk drives is expected to expand along with rising demand for higher capacity storages and ever-greater incorporation of digital technologies into home appliances. Therefore, in line with a decision to concentrate corporate resources on this sector as a core business of the Hitachi Group, the Company on December 31, 2002, acquired the hard disk drive operations of IBM. The business has been placed under the wing of a subsidiary that is now doing business on a global scale. Then, on April 1, 2003, the hard disk drive operations of Hitachi, Ltd. were separated and integrated with the subsidiary. Further, at the extraordinary General Meeting of Shareholders held on February 6, 2003, approval was obtained for a plan designed to secure a stable profit base in the semiconductor business by combining the system LSI-centered semiconductor operations of Hitachi and Mitsubishi Electric Corporation under a new jointly-owned company. The plan came to fruition on April 1, 2003, when the business was put in the hands of the newly-founded Renesas Technology Corp.
         In the pioneering of new businesses, special attention was given to the promising medical field, most notably to expansion of diagnostic and therapeutic equipment businesses. Advances during the year under review include the development of a blood glucose level tester that does not require blood sampling, establishment of "Personal Health Care Venture Company" that offers hospitals and patients services utilizing various types of test data, and launching of "Medical Strategy Council," also encompassing Group companies, that is working out a unified Hitachi Group business strategy in the medical care business.

           In January 2003, Hitachi announced a fresh medium-term management plan, the "i.e.HITACHI Plan II," setting out key initiatives and management goals to be reached by the year 2005. The first "i.e.HITACHI Plan" formulated in November 1999, which came to a close at the end of the year under review, encountered more dramatic changes in the business environment than initially anticipated. As a result, it failed to fully attain its earnings objectives. The plan did, however, make solid progress in such areas as speedier decision-making and business structure improvement. Like its predecessor, the "i.e.HITACHI Plan II" also stresses Hitachi's Best Solutions Partner philosophy (of becoming the world's most reliable company in the eyes of customers seeking help with their problems) and the importance of responding nimbly to changes in the business environment. Under the new plan, this philosophy will be pursued through a range of programs whose common thread is concentration of corporate resources on key businesses and withdrawal from low-profit operations.
           In October 2002, it came to light that persons connected with the Company had in 1991 and 1992 taken part in inappropriate acts relating to periodic nuclear power plant inspections. These acts were totally inexcusable and we are sincerely sorry for the considerable anxiety they caused the Company's shareholders, other stakeholders and the general public. Management is taking every measure in its power to prevent a recurrence and restore confidence in the Company. Major nuclear power-related businesses operations, previously spread over the Company and its subsidiaries, are being consolidated within the Company under a system that clearly defines accountability.

Business Results by Operating Sector

                                                                                             (Billions of yen)
  ------------------------------------------------------------------------------------------------------------
           Operating Sector                   Orders Received                           Sales
                                 -----------------------------------------------------------------------------
                                     2001(A)     2002(B)      (B)/(A)     2001(C)      2002(D)     (D)/(C)
  ------------------------------------------------------------------------------------------------------------
    Information &
    Telecommunication Systems          1,277.7     1,372.7         107%     1,408.9      1,440.0        102%
  ------------------------------------------------------------------------------------------------------------
    Electronic Devices                   498.8       492.3          99%       523.3        495.6         95%
  ------------------------------------------------------------------------------------------------------------
    Power & Industrial Systems           926.2       862.0          93%     1,092.9        955.4         87%
  ------------------------------------------------------------------------------------------------------------
    Digital Media & Consumer
    Products                             490.6       257.6          53%       497.1        221.3         45%
  ------------------------------------------------------------------------------------------------------------
    Total                              3,193.5     2,984.8          93%     3,522.2      3,112.4         88%
  ------------------------------------------------------------------------------------------------------------

     Note: (1)  The businesses of each sector are set out in "(8) Main Products and Services."
           (2) In accordance with changes in the Company's organization, segmentation of some products is revised.
           (3) Since the Company separated the Instruments Group and the Semiconductor Manufacturing Equipment Group, which had been part of the Electronic Devices sector, on October 1, 2001, orders received and sales of the separated operations are not included in the Electronic Devices sector on and after such date.
           (4)  Since the Company separated the Displays Group, which had been part of the Electronic Devices sector, on October 1, 2002, orders received and sales of the separated operation are not included in the Electronic Devices sector on and after such date.
           (5) Since the Company separated the Industrial Machinery Systems Division, which had been part of the Power & Industrial Systems sector, on October 1, 2001, orders received and sales of the separated operation are not included in the Power & Industrial Systems sector on and after such date.
           (6) Since the Company separated the Industrial Components & Equipment Group, which had been part of the Power & Industrial Systems sector, on April 1, 2002, orders received and sales of the separated operation are not included in the Power & Industrial Systems sector on and after such date.
           (7) Since the Company separated the Consumer Products Group, which had been part of the Digital Media & Consumer Products sector, on April 1, 2002, orders received and sales of the separated operation are not included in the Digital Media & Consumer Products sector on and after such date.

[Information & Telecommunication Systems]
           Large-capacity disk array systems and hard disk drives did well and good results were also posted by domestic information system design services, particularly in the electronic government-related sector. This enabled the sector to achieve a 2% improvement in sales from the preceding year despite a dull showing by telecommunications equipment. Particularly noteworthy was the sector's full-scale ramp-up of the strategic outsourcing business of offering customers a comprehensive package of information system services extending from planning and development to operation and maintenance. By exploiting the wealth of know-how Hitachi has accrued over many years of experience to provide clients with advanced information systems carefully tailored to their individual business operation requirements, this business offers customers strong support in their quest for robust competitiveness.
[Electronic Devices]
           Semiconductor sales were markedly higher than a year earlier thanks to expanding demand for mobile phone-related products such as LSIs for driving color liquid crystal displays and high-power amplifiers. Sector sales nevertheless fell 5% owing to the split-off of display operations on October 1, 2002.
[Power & Industrial Systems]
           Sector sales were down 13% despite higher automotive equipment sales. This was chiefly because the reluctance of the private sector to invest in new plant and equipment dampened demand for power equipment, industrial plant equipment and other products. The split-off of the industrial components and equipment business on April 1, 2002 was also a factor.
[Digital Media & Consumer Products]
           Plasma TV sales advanced and the performance of liquid crystal projectors was also strong, particularly in exports. Still, sector sales decreased 55% from the preceding year as a result of the split-off of consumer product operations including air conditioners and washing machines on April 1, 2002.

Relationship with Subsidiaries and Affiliates
           Hitachi views synergism among different businesses or companies as a key to Group value enhancement. It is therefore endeavoring to promote shared business strategies and reinforce teamwork among Group companies. As the Hitachi Group is made up of a large number of companies differing markedly in size and the nature of their businesses, however, an attempt was made to clarify more precisely the degree of liaison between the Company and the individual Group companies. This led to the Group companies being classified into the following three categories:
           (1) Consolidated Group Management: companies that plan their strategies and run their business as one with Hitachi, Ltd.
           (2) Consolidated Vision and Brand: companies that share a common management vision and brand as members of the Hitachi Group but that are relatively autonomous in the operation of their businesses.
           (3) Consolidated Finances: companies that have highly independent business operations and are consolidated from the financial viewpoint.
           Hitachi, Ltd. and the Consolidated Group Management companies will be the prime movers in implementing the strategies and attaining the goals of the "i.e.HITACHI Plan II."

[Consolidated Financial Highlights]

                                                                                               (Billions of yen)
  ----------------------------------------------------------------------------------------------------------------
                                                                   Fiscal 2001                Fiscal 2002
  ----------------------------------------------------------------------------------------------------------------
  Net Sales                                                                 7,993.7                     8,191.7
  ----------------------------------------------------------------------------------------------------------------
  Operating Income                                                           -117.4                       152.9
  ----------------------------------------------------------------------------------------------------------------
  Income before Income Taxes and Minority Interests                          -586.0                        96.8
  ----------------------------------------------------------------------------------------------------------------
  Net Income                                                                 -483.8                        27.8
  ----------------------------------------------------------------------------------------------------------------
  Net Income per Share (yen)                                                -144.95                        8.31
  ----------------------------------------------------------------------------------------------------------------
  Diluted Net Income per Share (yen)                                             --                        8.19
  ----------------------------------------------------------------------------------------------------------------
  Total Assets                                                              9,915.6                    10,179.3
  ----------------------------------------------------------------------------------------------------------------

   Notes:  (1)  The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.
           (2) In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income
                (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States, restructuring charges etc. are included as part of operating income (loss).
           (3) The number of consolidated subsidiaries is 1,112 as of the end of fiscal 2002.

[Consolidated Business Results]
           A breakdown of consolidated financial results by segment shows that Information & Telecommunication

Systems posted a 4% increase in sales from the preceding year. The better results were attributable mainly to good performance by large-capacity disk array systems and hard disk drives, combined with solid input from information systems design and other services. Operating income rose sharply, to JPY110.5 billion, about three times the year-earlier level. Electronic Devices recorded a 6% increase in sales produced by a substantial surge in semiconductor sales. The bottom line, while considerably better than in the preceding year, still showed an operating loss of JPY23.2 billion traceable to sagging prices of memories and liquid crystal displays for personal computers. Power & Industrial Systems sales rose 1% owing to the contribution of UNISIA JECS CORPORATION, which became a wholly owned subsidiary on October 1, 2002. Operating income, although held back by sluggish sectors like power equipment and air conditioning equipment, was buoyed up to JPY53.2 billion, slightly below the level of the preceding year, by help from automotive equipment and construction machinery. Digital Media & Consumer Products experienced stagnant demand for home appliances such as air conditioners and washing machines but the slack was taken up by optical storage products, plasma TVs and mobile equipment batteries. Sales were up 3% and operating income amounted to JPY6.2 billion. High Functional Materials & Components achieved about the same level of sales as a year earlier on the strength of a vigorous showing by semiconductor and display-related products that made up for slow optical fiber cable sales. Operating income was JPY18.3 billion. Logistics, Services & Others posted a 1% increase in sales and an approximately three-fold rise in operating income, to JPY10.3 billion. Financial Services saw sales rose 2% but operating income fell to JPY12.0 billion, a 68% decline triggered in part by a downturn in personal service and business lease volume and in part by one-time charges for the pension plan reforms etc.
           Total consolidated sales rose 2% from the preceding year, to JPY8,191.7 billion. Operating income amounted to JPY152.9 billion, income before income taxes and minority interests to JPY96.8 billion, and net income to JPY27.8 billion. These profit figures represent a rebound from the preceding year's deficits that can be attributed mainly to the business restructuring initiative carried out during the preceding year.

[The Major Consolidated Subsidiaries of Hitachi, Ltd. (As of March 31, 2003)]
---------------------------------------------------------------------------------------------------------------
[Information & Telecommunication Systems]                 [Digital Media & Consumer Products]
- Hitachi Communication Technologies, Ltd.                - Hitachi Home & Life Solutions, Inc.
- Hitachi Electronics Services Co., Ltd.                  - Hitachi Maxell, Ltd.
- Hitachi Information Systems, Ltd.                       - Hitachi Media Electronics Co., Ltd.
- Hitachi Software Engineering Co., Ltd.                  - Hitachi Home Electronics (America), Inc.
- Hitachi Systems & Services, Ltd.                        - Shanghai Hitachi Household Appliances Co., Ltd.
- Hitachi Computer Products (America), Inc.               -----------------------------------------------------
- Hitachi Computer Products (Asia) Corp.                  [High Functional Materials & Components]
- Hitachi Computer Products (Europe) S.A.                 - Hitachi Cable, Ltd.
- Hitachi Data Systems Holding Corp.                      - Hitachi Chemical Co., Ltd.
- Hitachi Global Storage Technologies, Inc.               - Hitachi Metals, Ltd.
----------------------------------------------------------------------------------------------------------------
[Electronic Devices]                                      [Logistics, Services & Others]
- Eastern Japan Semiconductor Technologies, Inc.          - Chuo Shoji, Ltd.
- Hitachi Displays, Ltd.                                  - Hitachi Life Corporation
- Hitachi Electronics Engineering Co., Ltd.               - Hitachi Mobile Co., Ltd.
- Hitachi High-Technologies Corporation                   - Hitachi Transport System, Ltd.
- Hitachi Medical Corporation                             - Nikkyo Create, Ltd.
- Hitachi Semiconductor and Devices Sales Co., Ltd.       - Hitachi America, Ltd.
- Northern Japan Semiconductor Technologies, Inc.         - Hitachi Asia Ltd.
- Trecenti Technologies, Inc.                             - Hitachi (China), Ltd.
- Hitachi Electronic Devices (USA), Inc.                  - Hitachi Europe Ltd.
- Hitachi Nippon Steel Semiconductor                      -----------------------------------------------------
   Singapore Pte. Ltd.                                    [Financial Services]
- Hitachi Semiconductor (America) Inc.                    - Hitachi Capital Corporation
- Hitachi Semiconductor (Europe) GmbH                     - Hitachi Insurance Services, Ltd.
- Hitachi Semiconductor (Malaysia) Sdn. Bhd.              ------------------------------------------------------
----------------------------------------------------------
[Power & Industrial Systems]
- Babcock-Hitachi Kabushiki Kaisha
- Hitachi Air Conditioning Systems Co., Ltd.
- Hitachi Building Systems Co., Ltd.
- Hitachi Construction Machinery Co., Ltd.
- Hitachi Engineering Co., Ltd.
- Hitachi Engineering & Services Co., Ltd.
- Hitachi Industries Co., Ltd.
- Hitachi Industrial Equipment Systems Co., Ltd.
- Hitachi Kiden Kogyo, Ltd.
- Hitachi Plant Engineering & Construction Co., Ltd.
- Hitachi Unisia Automotive, Ltd.
- Hitachi Via Mechanics, Ltd.
- Japan Servo Co., Ltd.
- Hitachi Automotive Products (USA), Inc.
- Taiwan Hitachi Co., Ltd.
----------------------------------------------------------

Notes: (1)  Company names are shown by industry segment used in consolidated accounting.
       (2) Hitachi Telecom Technologies, Ltd. acquired the business relating to telecommunication equipment of the Company through corporate split and changed its name to Hitachi Communication Technologies, Ltd. on October 1, 2002.
       (3) Hitachi Tohbu Semiconductor, Ltd. acquired part of the business of Hitachi Hokkai Semiconductor, Ltd. through corporate split, merged with Hitachi Tokyo Electronics Co., Ltd. and changed its name to Eastern Japan Semiconductor Technologies, Inc. on October 1, 2002. Eastern Japan Semiconductor Technologies, Inc. changed its name to
            Renesas Eastern Japan Semiconductor, Inc. on April 1, 2003.
       (4)  Hitachi Displays, Ltd. was established to acquire the Company's display business through corporate split on October 1, 2002.
       (5)  Hitachi Semiconductor and Devices Sales Co., Ltd. changed its name to Renesas Technology Sales Co., Ltd. on April 1, 2003.
       (6) Hitachi Hokkai Semiconductor, Ltd. merged with Hitachi Yonezawa Electronics Co., Ltd. and changed its name to Northern Japan Semiconductor Technologies, Inc. on October 1, 2002. Northern Japan Semiconductor Technologies, Inc. changed its name to Renesas Northern Japan Semiconductor, Inc. on April 1, 2003.
       (7) On April 1, 2003, Hitachi Semiconductor (America) Inc., Hitachi Semiconductor (Europe) GmbH and Hitachi Semiconductor (Malaysia) Sdn. Bhd. changed their names to Renesas Technology America, Inc., Renesas Semiconductor Europe (Landshut) GmbH and Renesas Semiconductor (Malaysia) Sdn. Bhd., respectively.
       (8) Hitachi Service & Engineering (East), Ltd. acquired the Company's Industrial Components & Equipment Group through corporate split, merged with the Company's three subsidiaries including Hitachi Service & Engineering (West) Ltd. and changed its name to Hitachi Industrial Equipment Systems Co., Ltd. on April 1, 2002.
       (9) UNISIA JECS CORPORATION became a wholly owned subsidiary of the Company through exchange of shares and changed its name to Hitachi Unisia Automotive, Ltd. on October 1, 2002.
       (10) Hitachi Home & Life Solutions, Inc. was established to acquire the operations of the Company's Consumer Products Group and two subsidiaries through corporate split on April 1, 2002.
       (11) Hitachi (China), Ltd. changed its name to Hitachi (China) Investment, Ltd. on April 1, 2003.

(2) Plant and Equipment Investment
           As the Company is working to build a business framework embracing all Group companies on a consolidated basis, the assets acquired by the Company tend to include an increasing percentage of subsidiary shares and the like. Aside from such investment, however, the Company during the year under review also invested JPY77.0 billion in new plant and equipment, JPY1.5 billion more than in the preceding year. This was used primarily to strengthen production facilities for TFT color liquid crystal display panels for use in liquid crystal TVs.

(3) Research and Development
           The Company's research and development program extends beyond current areas of business to encompass aggressive R&D initiatives for acquiring sophisticated technologies needed for the creation of new businesses. The medical equipment field, including high-performance diagnostic equipment, and the battery field, including fuel cells for mobile equipment, are just two areas in which Hitachi is developing new technologies for next-generation products. Expenditures on research and development during the year came to JPY223.0 billion, the equivalent of 7.2% of total sales. One notable success was the development of a basic technology for realizing a next-generation recording system that will enable hard disk drives to be simultaneously increased in capacity and reduced in size.

(4) Capital Raising Activity
           The Company did not raise funds through the issue of debentures or new shares during the year under review.
           The Company ensured efficient access to operating funds by concluding a commitment line agreement with its four banks under which the company can borrow any amount it requires up to a total of JPY120.0 billion whenever required. It also continued to repay borrowings from the same banks. However, the balance of borrowings and commercial paper at the end of the year was JPY35.2 billion higher than at the end of the preceding fiscal year because of increased fund requirements arising mainly in connection with the acquisition of IBM's hard disk drive operations.

                                                                                      (As of March 31, 2003)
--------------------------------------------------------------------------------------------------------------
                    Creditor                         Balance of Borrowing        Shares Owned by Creditor
--------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                        5.0 billion yen                111,221,960 shares
--------------------------------------------------------------------------------------------------------------
The Dai-Ichi Mutual Life Insurance Company           5.0 billion yen                 81,770,222 shares
--------------------------------------------------------------------------------------------------------------
Sompo Japan Insurance Inc.                           4.0 billion yen                 28,324,044 shares
--------------------------------------------------------------------------------------------------------------
The Yasuda Mutual Life Insurance Company             3.0 billion yen                 30,164,100 shares
--------------------------------------------------------------------------------------------------------------

(5) Important Events Affecting the Company Subsequent to the Close of Fiscal
    Year
Separation of Semiconductor Operations Centered in System LSIs
           On April 1, 2003, Hitachi, Ltd. transferred its semiconductor operations centered in system LSIs to Renesas Technology Corp. The value of transferred assets was JPY345.2 billion and the amount of obligations was JPY157.5 billion. The book value of such company's shares allotted to Hitachi, Ltd. is JPY187.7 billion.
Issue of Debentures
           At the meeting held on April 28, 2003, the Board of Directors decided to issue the Company's 12th unsecured debentures in May 2003. The procured funds will be used primarily for convertible debentures redemption. Detailed information on the issue is set out below.
           Total amount to be issued: Up to JPY80.0 billion
           Issue price: Not less than JPY99 per denomination of JPY100
           Coupon: Not more than 1.1% per annum
           Maturity: May 2013 (10 years)
Acquisition of Its Own Shares
           The meeting of the Board of Directors held on April 28, 2003 determined that, pursuant to the resolution approved by the preceding ordinary General Meeting of Shareholders, the Company will acquire its own shares, not exceeding 80 million shares, for the aggregate amount not exceeding 30 billion yen from May 1, 2003 through May 30, 2003.

(6) Problems Facing the Company
           Management's assessment of the future business environment is that growth of exports is likely to slow owing to uncertainty about the world economy and that a full-scale recovery of domestic demand, most notably private consumption, cannot be expected anytime soon.
           Against this backdrop, Hitachi, Ltd. will put primary emphasis on increasing profits rather than on expanding sales. To this end, the following key measures set out in the "i.e.HITACHI Plan II" will be implemented throughout the Hitachi Group.
          - Corporate resources will be focused on business sectors in which Hitachi can differentiate itself from the competition through further advances in the interlinking and fusing of "Social Infrastructure Systems" including power and transportation systems with "Information System Services" encompassing a wide range of fields such as industry, distribution, government and finance.
          - In the hardware, software and high functional materials sectors that support the Company's core businesses, competitiveness will be strengthened by concentrating corporate resources on businesses in which Hitachi has the potential to place among the winners in world markets.
          - The technologies and knowledge of Hitachi Group companies will be synergistically merged to create the next-generation of core businesses.
          - Hitachi will transform itself into a high-profit company through a drastic recasting of the business portfolio. This will involve withdrawal from and sell-off of businesses accounting for around 20% of consolidated sales.
          - To reinforce the company's financial position, cash-flow will be improved by shortening the inventory turnover and accounts receivable collection periods and rigorously selecting investments in line with Hitachi's unique added-value assessment criteria (FIV).
          - The transition to a high-profit corporate structure will be accelerated by cutting material procurement costs still further.
          - Corporate governance will be strengthened by shifting to a new corporate system, Committee System. Outside directors will be brought in to enhance management transparency, and speedier management ensured by delegating broad powers to executive officers. In addition, teamwork within the Group will be fostered by placing directors on the boards of other Group companies that have also shifted to the new system.

(7) Five-year Summary

                                                                                                  (Billions of yen)
     ---------------------------------------------------------------------------------------------------------------
                 Fiscal Year                   1998           1999          2000           2001           2002
     ---------------------------------------------------------------------------------------------------------------
     Orders Received                             3,706.6        3,604.4       3,812.6        3,193.5        2,984.8
     ---------------------------------------------------------------------------------------------------------------
     Net Sales                                   3,781.1        3,771.9       4,015.8        3,522.2        3,112.4
     ---------------------------------------------------------------------------------------------------------------
     Operating Income                              -95.4           40.8          98.5          -84.7           53.7
     ---------------------------------------------------------------------------------------------------------------
     Ordinary Income                              -114.9           31.7          56.0          -81.6           52.0
     ---------------------------------------------------------------------------------------------------------------
     Net Income                                   -175.5           11.8          40.1         -252.6           28.2
     ---------------------------------------------------------------------------------------------------------------
     Net Income per Share (Yen)                   -52.59           3.56         12.02         -75.68           8.38
     ---------------------------------------------------------------------------------------------------------------
     Total Assets                                4,149.5        4,003.9       4,119.2        3,923.1        3,825.0
     ---------------------------------------------------------------------------------------------------------------

     Notes:  (1) In fiscal 1999, semiconductor memories and microprocessors made a turn for the better, while profits, though improved compared with the preceding year, failed to reach an adequate level owing to expenses incurred mainly in connection with the restructuring of computer-related operations.
             (2) In fiscal 2000, there was vigorous demand for semiconductors for mobile telephones and other applications, and the solutions services business showed good growth, helped by the implementation of IT by financial institutions. As a result, year-on-year gains were achieved in both sales and income.
             (3) In fiscal 2001, the semiconductor, display and
                 telecommunications equipment businesses experienced a severe decline in demand and markedly weaker prices. In addition, huge extraordinary losses were incurred owing mainly to the payment of special termination benefits under an early retirement benefit system. In combination, these factors produced a loss for the year exceeding that of fiscal 1998.
             (4) Net income per share is calculated for years up to and including fiscal 2000 based on total number of shares issued and outstanding at year-end, for fiscal 2001 based on total number of shares issued and outstanding at year-end less number of treasury stocks, and for fiscal 2002 based on total average number of shares issued and outstanding less average number of treasury stocks during the year.

(8) Main Products and Services (Fiscal 2002)

-------------------------------------------------------------------------------------------------------------------
                                                                                                    Percentage to
   Operating Sector                Business Group                   Main Products and Services       Total Sales
-------------------------------------------------------------------------------------------------------------------
                       -Information & Telecommunication       Solution Services such as System
                         Systems                              Integration, Electronic Commerce
                       -Part of Ubiquitous Platform Systems   and Outsourcing Services, Software,
Information &                                                 General-Purpose Computers, Servers,
Telecommunication                                             Computer Terminals and Peripherals,        46%
Systems                                                       Large-capacity Disk Array Systems,
                                                              Hard Disk Drives, Telecommunication
                                                              and Network Equipment, PCs,
                                                              Automatic Teller Machines
-------------------------------------------------------------------------------------------------------------------
                       -Displays                              Color Liquid Crystal Display
                       -Semiconductor & Integrated            Panels, Semiconductor Memories,
Electronic Devices       Circuits                             System LSIs, Multi-Purpose                 16%
                                                              Semiconductors
-------------------------------------------------------------------------------------------------------------------
                       -Power & Industrial Systems            Power Equipment such as Generation
                       -Building Systems                      Systems and Power Transmission and
                       -Automotive Products                   Conversion Systems, Electric and
                                                              Machinery Systems and Equipment,
                                                              Industrial Plants, Railroad Systems
Power & Industrial                                            such as Rolling Stock and Control          31%
Systems                                                       Systems, Traffic Transportation
                                                              Systems, Elevators, Escalators,
                                                              Electronic Components for
                                                              Automobiles, Components for
                                                              Automobile Engines
-------------------------------------------------------------------------------------------------------------------
Digital Media &        -Part of Ubiquitous Platform Systems   LCD Projectors, Mobile
Consumer Products                                             Communications Equipment, Plasma           7%
                                                              TVs, Equipment related to DVDs
-------------------------------------------------------------------------------------------------------------------

Notes: (1) Each sector also engages in the sale and lease of software, consulting, licensing of industrial property rights and know-how, engineering and construction work in connection with these products and services.
       (2) Internet Systems Platform Division and Mechatronics Systems Division of Ubiquitous Platform Systems are included in the Information & Telecommunication Systems sector and other organizations of Ubiquitous Platform Systems are included in the Digital Media & Consumer Products sector.
       (3) In accordance with changes in the Company's organization, segmentation of some products is revised.
       (4) On October 1, 2002, Displays Group was separated from the Company.
       (5) On April 1, 2003, Semiconductor & Integrated Circuits Group excluding DRAM business and Data Storage Systems Division of Information & Telecommunication Systems Group were separated from the Company.
       (6) On April 1, 2003, Building Systems Group and Automotive Products Group changed their names to Urban Planning and Development Systems Group and Automotive Systems Group, respectively.

(9) Board Directors and Corporate Auditors (As of March 31, 2003)

--------------------------------------------------------------------------------------------------------------------
   Tsutomu Kanai            Chairman of the Board and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Hiroshi Kuwahara         Vice Chairman of the Board and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Etsuhiko Shoyama         President and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Yoshiki Yagi             Executive Vice President and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Yoshiro Kuwata           Executive Vice President and Representative Director    General Manager, Corporate
                                                                                    Export Regulation Division
--------------------------------------------------------------------------------------------------------------------
   Yuushi Samuro            Executive Vice President and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Takashi Kawamura         Executive Vice President and Representative Director
--------------------------------------------------------------------------------------------------------------------
   Kazuo Kumagai            Executive Vice President and Representative Director    General Manager, Corporate
                                                                                    Brand Management Office and
                                                                                    General Manager, Compliance
                                                                                    Division
--------------------------------------------------------------------------------------------------------------------
   Katsukuni Hisano         Senior Vice President and Director
--------------------------------------------------------------------------------------------------------------------
   Kazuo Sato               Senior Vice President and Director
--------------------------------------------------------------------------------------------------------------------
   Takao Matsui             Senior Vice President and Director                      General Manager, Sales
                                                                                    Management Division
--------------------------------------------------------------------------------------------------------------------
   Masaaki Hayashi          Senior Vice President and Director
--------------------------------------------------------------------------------------------------------------------
  *Isao Ono                 Senior Vice President and Director                      General Manager, Information
                                                                                    Business Group and President &
                                                                                    CEO, Information &
                                                                                    Telecommunication Systems
--------------------------------------------------------------------------------------------------------------------
  *Masaharu Sumikawa        Senior Vice President and Director                      President, Power & Industrial
                                                                                    Systems and CEO, Power Systems
                                                                                    Operation
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   Shigemichi Matsuka       Corporate Auditor (Standing)
--------------------------------------------------------------------------------------------------------------------
   Tadashi Ishibashi        Corporate Auditor (Standing)
--------------------------------------------------------------------------------------------------------------------
   Kotaro Muneoka           Corporate Auditor (Standing)
--------------------------------------------------------------------------------------------------------------------
   Makoto Murata            Corporate Auditor                                       Adviser, Showa Denko K.K.
--------------------------------------------------------------------------------------------------------------------
   Michio Mizoguchi         Corporate Auditor                                       Standing Adviser, Kajima
                                                                                    Corporation
--------------------------------------------------------------------------------------------------------------------

  Notes: (1) The Directors marked with * were newly elected and assumed their positions at the 133rd ordinary General Meeting of Shareholders on June 26, 2002.
         (2) Two Directors, Mr. Toshihiko Odaka and Mr. Kunio Hasegawa, resigned at the close of the 133rd ordinary General Meeting of Shareholders on June 26, 2002.
         (3) Mr. Katsukuni Hisano became a Director from a Senior Vice President and Director on June 26, 2002 and became a Senior Vice President and Director on October 1, 2002.
         (4) Mr. Hiroshi Kuwahara retired from an Executive member of Council for Science & Technology Policy, Cabinet Office on January 5, 2003 and became a Vice Chairman of the Board and Director from a Director of the Company on January 6, 2003.
         (5) On April 1, 2003, Messrs. Hiroshi Kuwahara, Yuushi Samuro, Takashi Kawamura, Kazuo Sato and Masaaki Hayashi became Directors, and Mr. Katsukuni Hisano became an Executive Vice President and Director.
         (6) Corporate Auditors, Mr. Makoto Murata and Mr. Michio Mizoguchi, are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc.
             of Kabushiki-Kaisha.

(10) Remuneration paid to Directors and Corporate Auditors in Fiscal 2002

----------------------------------------------------------------------------------------
                                 Remuneration                 Retirement Allowance
                           -------------------------------------------------------------
                            Number      Amount paid         Number        Amount paid
                                     (Millions of yen)                 (Millions of yen)
----------------------------------------------------------------------------------------
Directors                      16                332            2                 86
----------------------------------------------------------------------------------------
Corporate Auditors              5                 98            -                  -
----------------------------------------------------------------------------------------
Total                          21                430            2                 86
----------------------------------------------------------------------------------------

  Notes: (1) The number of Directors who received remuneration includes two
             Directors resigned during fiscal 2002.
         (2) The number of Directors who received retirement allowance consists one Director resigned during fiscal 2002 and one Director retired in 1999.
         (3) The Company did not pay any bonuses to Directors or Corporate Auditors during fiscal 2002.
         (4) In accordance with the resolutions adopted by the General Meeting of Shareholders, the total amount of remuneration to be paid to Directors is not more than JPY60 million per month and to Corporate Auditors not more than JPY10 million per month.

(11) Employees (As of March 31, 2003)

--------------------------------------------------------------------------------
                                                   Male     Female     Total
--------------------------------------------------------------------------------
Number of Employees                               37,025     5,350    42,375
--------------------------------------------------------------------------------
(Change from the end of the preceding period)     -5,605      -610    -6,215
--------------------------------------------------------------------------------
Average Length of Service (years)                   18.3      12.3      17.6
--------------------------------------------------------------------------------
Average Age                                         39.3      33.5      38.6
--------------------------------------------------------------------------------
   Note: The total number of employees including part-time workers was 44,375.

(12) Major Facilities (As of March 31, 2003)

-----------------------------------------------------------------------------------------------------------------
                                                               Location
-----------------------------------------------------------------------------------------------------------------
 Head Office            Tokyo (Chiyoda-ku)
-----------------------------------------------------------------------------------------------------------------
 R&D                    Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Tsuchiura, Hitachi), Saitama (Hatoyama),
                        Kanagawa (Yokohama, Kawasaki)
-----------------------------------------------------------------------------------------------------------------
 Manufacturing,         Information &           Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki
 Design and             Telecommunication       (Hitachi), Saitama (Kawagoe), Kanagawa (Yokohama, Ebina,
 Engineering            Systems                 *Odawara, Kawasaki, Hadano), Aichi (Owariasahi, Toyokawa)
                    ---------------------------------------------------------------------------------------------
                        Electronic Devices      **Tokyo (Kodaira), **Ibaraki (Hitachinaka), **Gunma (Takasaki),
                                                **Yamanashi (Ryuo)
                    ---------------------------------------------------------------------------------------------
                        Power & Industrial      Ibaraki (Hitachi, Hitachinaka), Yamaguchi (Kudamatsu)
                        Systems
                    ---------------------------------------------------------------------------------------------
                        Digital Media &         Ibaraki (Hitachinaka), Kanagawa (Yokohama)
                        Consumer Products
-----------------------------------------------------------------------------------------------------------------
                        Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Minato-ku), Kanagawa (Yokohama), Hokkaido
                        Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo),
 Sales and              Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area
 Area Operations        Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima),
                        Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)
-----------------------------------------------------------------------------------------------------------------

Note: On April 1, 2003, Semiconductor & Integrated Circuits Group and Data
      Storage Systems Division of Information & Telecommunication Systems Group were separated from the Company. Accordingly, part of the facilities marked with * were transferred to Hitachi Global Storage Technologies Japan, Inc. and the facilities marked with ** were transferred to Renesas Technology Corp.

(13) Common Stock (As of March 31, 2003)

  Authorized                    10,000,000,000 shares
  Issued                         3,368,124,286 shares
            Capital Stock                   JPY282,032,490,653
            Number of Shares per Unit             1,000 shares

  Issued in fiscal 2002
--------------------------------------------------------------------------------
                                                              Number of Shares
                                                              Issued   (shares)
--------------------------------------------------------------------------------
Issued on an exchange of shares to make UNISIA JECS
CORPORATION (currently Hitachi Unisia Automotive, Ltd.) a
wholly owned subsidiary and an exchange of shares to make             29,643,245
Hitachi Electronics Engineering Co., Ltd. a wholly owned
subsidiary on October 1, 2002
--------------------------------------------------------------------------------

The Company did not issue any shares on conversion of debentures and cancel any shares by appropriation of profit during fiscal 2002.

Number of Shareholders             421,138

Acquisition, Disposition and Possession of its own shares in fiscal 2002

   (1) Acquisition
       Acquisition for purchase of less-than-one-unit shares
          Number of Shares                     2,845,363 shares
          Aggregate Acquisition Prices         JPY1,505,619,764

   (2) Possession as of the end of the fiscal year
          Number of Shares                     3,216,077 shares

   The Company did not dispose any of its own shares during fiscal 2002.

Shareholders Composition
------------------------------------------------------------------------------------------------------------------
                                                     Number of         Number of Shares Held      Percentage to
             Class of Shareholders                 Shareholders                     (shares)        Total (%)
------------------------------------------------------------------------------------------------------------------
Financial Institutions and Securities Firms                 568                1,240,476,330             36.83
------------------------------------------------------------------------------------------------------------------
Individuals                                             415,159                1,025,125,898             30.44
------------------------------------------------------------------------------------------------------------------
Foreign Investors                                         1,087                  989,663,917             29.38
------------------------------------------------------------------------------------------------------------------
Others                                                    4,320                  112,632,492              3.34
------------------------------------------------------------------------------------------------------------------
Governments                                                   4                      225,649              0.01
------------------------------------------------------------------------------------------------------------------
                     Total                              421,138                3,368,124,286            100.00
------------------------------------------------------------------------------------------------------------------

10 Largest Shareholders
------------------------------------------------------------------------------------------------------------------
                                                            Shareholder's Equity in       Hitachi's Equity in
                                                                 Hitachi, Ltd.           Shareholder Concerned
                                                           -------------------------------------------------------
                                                             Number of    Percentage    Number of     Percentage
                                                            Shares Held    of Voting   Shares Held    of Voting
                   Name of Shareholders                                     Rights                      Rights
------------------------------------------------------------------------------------------------------------------
                                                                   shares         %          shares        %
Japan Trustee Services Bank, Ltd.                             212,080,650     6.37          -             -
--------------------------------------------------------------------------------------------------------------------
NATS CUMCO                                                    172,918,080     5.20          -             -
--------------------------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                          169,035,321     5.08          -             -
--------------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank, N.A. London                         133,317,139     4.01          -             -
--------------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                                 111,221,960     3.34          -             -
--------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                            92,709,173     2.79          -             -
--------------------------------------------------------------------------------------------------------------------
The Dai-Ichi Mutual Life Insurance Company                     81,770,222     2.46          -             -
--------------------------------------------------------------------------------------------------------------------
Hitachi Employees' Shareholding Association                    80,447,952     2.42          -             -
--------------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                            79,660,000     2.39          -             -
--------------------------------------------------------------------------------------------------------------------
Mizuho Corporate Bank, Ltd.                                    74,958,682     2.25          -             -
--------------------------------------------------------------------------------------------------------------------

Notes: (1) NATS CUMCO is the nominee name of the depositary bank, Citibank,
           N.A., for the aggregate of the Company's American Depositary Receipts
           (ADRs) holders.
       (2) The Company has 39,865 shares (0.42% of total voting rights) of common stock of Mizuho Financial Group, Inc., which is a parent company of Mizuho Corporate Bank, Ltd.

2. Unconsolidated Balance Sheet (As of March 31, 2003)

---------------------------------------------------------------
      (ASSETS)                                  Millions of yen
CURRENT ASSETS                                        1,921,651
     Cash                                               168,872
     Notes receivable                                     5,880
     Accounts receivable                                677,917
     Marketable securities                                4,233
     Money held in trust                                 80,627
     Finished goods                                      45,643
     Semi-finished goods                                 48,556
     Raw materials                                       40,864
     Work in process                                    191,545
     Advances paid                                       40,382
     Short-term loan receivables                        335,011
     Deferred tax assets                                 85,693
     Others                                             198,768
     Allowance for doubtful receivables                  (2,347)
FIXED ASSETS                                          1,903,377
  Tangible fixed assets                                 420,493
     Buildings                                          162,789
     Structures                                          15,969
     Machinery                                          111,231
     Vehicles                                               209
     Tools and furniture                                 70,273
     Land                                                49,034
     Construction in progress                            10,985
  Intangible fixed assets                               155,815
     Software                                           105,546
     Railway and public utility installation                926
     Others                                              49,342
  Investments                                         1,327,068
     Investments in subsidiaries                        749,047
     Investments in securities                          290,260
     Long-term loan receivables                           2,129
     Deferred tax assets                                249,036
     Others                                              47,919
     Allowance for doubtful receivables                 (11,323)
---------------------------------------------------------------
TOTAL ASSETS                                          3,825,029

---------------------------------------------------------------
      (LIABILITIES)                             Millions of yen
 CURRENT LIABILITIES                                  1,819,074
     Trade accounts payable                             750,967
     Short-term debt                                     28,426
     Commercial paper                                   120,000
     Current installments of debentures                  92,828
     Other accounts payable                              77,280
     Accrued expenses                                   150,456
     Advances received from customers                   177,203
     Deposits received                                  394,228
     Warranty reserve                                    12,137
     Others                                              15,545
 FIXED LIABILITIES                                      631,990
     Debentures                                         418,471
     Long-term debt                                      23,548
     Accrued pension liability                          120,981
     Reserve for loss on repurchasing computers          25,240
     Reserve for exhibition at The 2005 World
     Exposition, Aichi, Japan                               895
     Reserve for contribution to Defined
     Contribution Pension Plan                           42,853
           TOTAL LIABILITIES                          2,451,065
           (STOCKHOLDERS' EQUITY)
 CAPITAL STOCK                                          282,032
 CAPITAL SURPLUS                                        268,708
     Capital reserve                                    268,708
 RETAINED EARNINGS                                      802,873
     Earned surplus reserve                              70,438
     Reserve for software program development            32,139
     Reserve for special depreciation                     1,664
     Special reserve                                    643,990
     Unappropriated retained earnings (including
     net income for the period of 28,289)                54,640
 UNREALIZED HOLDING GAINS ON SECURITIES                  22,189
 TREASURY STOCK                                          (1,839)
           TOTAL STOCKHOLDERS' EQUITY                 1,373,964
---------------------------------------------------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           3,825,029

Notes:
    (1)  Inventories
         Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
         Raw materials: Lower of cost or market. Cost is determined by the moving average method.
    (2)  Securities and money held in trust
         Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
         Money held in trust is stated at fair value.
    (3)  Depreciation of tangible fixed assets
         Buildings: Straight-line method.
         Other tangible fixed assets: Declining-balance method.
         Accumulated depreciation of tangible fixed assets: JPY1,252,445 million
    (4)  Depreciation of intangible fixed assets
         Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.
         Other intangible fixed assets: Straight-line method.
    (5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2003. Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
         Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.
    (6) Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 287-2 of the Commercial Code of Japan.
    (7) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.
    (8)  Short-term receivables from subsidiaries       JPY783,096 million
         Long-term receivables from subsidiaries         JPY14,776 million
         Short-term payables to subsidiaries            JPY898,029 million
    (9) The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code of Japan, amounted to JPY21,930 million.
    (10) Stock acquisition rights under Article 280-19.1 of the Commercial Code of Japan

            Class          Number of shares to be issued         Issue price per share        Issue period
            -----          -----------------------------         ---------------------        ------------
         Common Stock                285,000 shares                    JPY1,451          7/27/2001 - 7/26/2005
         Common Stock                880,000 shares                    JPY1,270           8/4/2002 - 8/3/2006

    (11) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.
    (12) Pledged assets
         Investments in subsidiaries                      JPY2,313 million
    (13) Loan guarantees                                 JPY43,080 million
    (14) Net income per share                                      JPY8.38

3. Unconsolidated Statement of Income (From April 1, 2002 to March 31, 2003)

     -------------------------------------------------------------------------------
                        ORDINARY INCOME AND LOSS                     Millions of yen
     Operating income and loss
        Net sales                                                         3,112,411
        Cost of sales                                                     2,517,608
        Selling, general and administrative expenses                        541,061
                                                                     ---------------
               Operating income                                              53,741
     Non-operating income and loss
        Non-operating income                                                 51,496
            Interest and dividends                                           44,518
            Others                                                            6,978
        Non-operating expenses                                               53,223
            Interest                                                         12,249
            Others                                                           40,974
                                                                     ---------------
               Ordinary income                                               52,014

                       EXTRAORDINARY GAIN AND LOSS
        Extraordinary gain                                                   92,198
            Gain on sale of real estate                                      46,638
            Gain on sale of subsidiaries' common stock and
            investments in securities                                        41,347
            Gain on transfer of business units                                4,211
        Extraordinary loss                                                   63,127
            Impairment loss on investments and securities                    55,327
            Loss on additional depreciation etc.                              7,799
                                                                     ---------------
     Income before income taxes                                              81,085
        Income taxes
          Current                                                           (17,681)
          Deferred                                                           70,477
                                                                     ---------------
     Net income                                                              28,289
     Unappropriared retained earnings at the beginning of the period         34,541
     Interim dividends paid                                                  10,012
     Transferred retained earnings associated with corporate split            1,822
                                                                     ---------------
     Unappropriated retained earnings at the end of the period               54,640
     -------------------------------------------------------------------------------

    Notes:
    (1) Gain on sale of real estate of JPY46,638 million arises from sale of the Company's head office and sales of idle and unproductive real estate.
    (2) Gain on sale of subsidiaries' common stock and investments in securities of JPY41,347 million consists of gain on sale of subsidiaries' common stock of JPY15,952 million and gain on sale of investments in securities of JPY25,395 million.
    (3) Gain on transfer of business units of JPY4,211 million includes gain of JPY3,044 million due to the transfer of the Company's optical device operation to Opto Device, Ltd., a subsidiary of the Company.
    (4) Impairment loss on investments and securities of JPY55,327 million consists of impairment loss on investments in subsidiaries of JPY28,681 million and impairment loss on investments in securities of JPY26,646 million.
    (5) Loss on additional depreciation etc. of JPY7,799 million is in part due to an additional depreciation of machinery and equipment of the Company's Device Development Center.
    (6) The retained earnings of JPY1,822 million transferred due to acquisition of spin-off assets is an amount obtained by deducting from the retained earnings of JPY2,122 million transferred to the Company as a result of the acquisition of the business relating to its Semiconductor & Integrated Circuits Group upon spin-off thereof from Hitachi ULSI Systems Co., Ltd., a reduction of JPY300 million in book value of the shares of the spin-off company held by the Company.
    (7) Sales to subsidiaries                               JPY1,229,130 million
        Purchases from subsidiaries                         JPY2,103,899 million
        Non-operating transactions with subsidiaries          JPY219,476 million

4. Plan for Appropriation of Retained Earnings

   Plan for Appropriation of Retained Earnings
   ----------------------------------------------------------------------------------------------
                                                                                              Yen
   Unappropriated retained earnings at the end of the period                       54,640,456,216
   Reversal of Reserve for software program development                             1,529,366,094
                Total                                                              56,169,822,310
        Unappropriated retained earnings disposed of:
   Cash dividends (JPY 3.00 per share)                                             10,094,724,627
   Bonuses payable to Directors                                                       200,000,000
   Reserve for special depreciation                                                   179,108,693
   Special reserve                                                                  8,000,000,000
   Unappropriated retained earnings carried forward to the following period        37,695,988,990
   ----------------------------------------------------------------------------------------------

     Notes:
     (1) An interim dividend of JPY 3.00 per share was paid on December 3, 2002.
     (2) The amount of cash dividends is calculated after deducting 3,216,077 shares of treasury stock.
     (3) Reserve for software program development and Reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

5. Transcript of Accounting Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

                                                                    MAY 15, 2003

To   Mr. Etsuhiko Shoyama, President and Director
     Hitachi, Ltd.

                                      Shin Nihon & Co.
                                      Daihyo Shain
                                      Kanyo Shain  CPA  Hideo Doi
                                      Daihyo Shain
                                      Kanyo Shain  CPA  Yoshikazu Aoyagi
                                      Daihyo Shain
                                      Kanyo Shain  CPA  Naomitsu Hirayama


          We have audited the balance sheet, the statement of income, the business report, the statement of proposed appropriation of retained earnings, and the related schedules of Hitachi, Ltd. for the 134th business year ended March 31, 2003 for the purpose of reporting under the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Management of the Company is responsible for preparing such financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.
          Our audit was made in accordance with generally accepted auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions. The auditing procedures also include those considered necessary for the subsidiaries.

     In our opinion,

     (1) the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,
     (2) the business report, as far as the accounting data included such report are concerned, presents properly the status of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,
     (3) the statement of proposed appropriation of retained earnings has been prepared in conformity with related laws, regulations and the Articles of Incorporation of the Company, and
     (4) the supporting schedules, as far as the accounting data included in such schedules are concerned, have nothing to be pointed out pursuant to the provisions of the Commercial Code.
              The subsequent event described in the business report will have a material effect on the financial position and the result of operations of the Company for the next business year or thereafter.

          We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

6. Transcript of Board of Corporate Auditors' Report


                                  AUDIT REPORT
          We, the Board of Corporate Auditors of the Company, deliberated on the performance by Directors of their duties during the 134th business term from April 1, 2002 to March 31, 2003, on the basis of each Corporate Auditor's report on his method and results of audit thereof. As a result, we hereby report as follows:
1.   Method of Audit by Corporate Auditors in Outline
          Each Corporate Auditor, in accordance with the audit policy as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors and employees reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We also required the subsidiaries to render reports on their business operations and visited to investigate the state of activities and property at the offices of such subsidiaries, whenever necessary. In addition, we required the Company's Accounting Auditors to render reports on their audit and examined the financial statements and the supporting schedules.
          With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.
2.  Results of Audit
          We are of the opinion:
(1) That the method and results of the audit made by the Company's Accounting Auditors, Shin Nihon & Co. are proper;
(2) That the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;
(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;
(4) That the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and
(5) That in connection with the performance by Directors of their duties, including the subsidiaries' affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.
          With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we find no breach by Directors of their duties.

          May 16, 2003

                                Board of Corporate Auditors, Hitachi, Ltd.

                                Shigemichi Matsuka, (Standing) Corporate Auditor Tadashi Ishibashi, (Standing) Corporate Auditor Kotaro Muneoka, (Standing) Corporate Auditor Makoto Murata, Corporate Auditor
                                Michio Mizoguchi, Corporate Auditor

Note: Mr. Makoto Murata and Mr. Michio Mizoguchi are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Supplementary Information)
Consolidated Financial Information

Consolidated Balance Sheets


                                                                  March 31, 2003        March 31, 2002
                                                              ---------------------------------------------
                                                                           (Millions of yen)
Assets                                                                 10,179,389             9,915,654
Current assets                                                          5,193,465             5,507,535
     Cash and cash equivalents                                            828,171             1,029,374
     Short-term investments                                               186,972               178,933
     Trade receivables
       Notes                                                              153,587               204,855
       Accounts                                                         1,903,640             1,895,150
     Investment in leases                                                 437,076               527,432
     Inventories                                                        1,187,529             1,214,399
     Other current assets                                                 496,490               457,392
Investments and advances                                                  726,442               834,907
Property, plant and equipment                                           2,601,050             2,514,424
Other assets                                                            1,658,432             1,058,788

Liabilities and Stockholders' equity                                   10,179,389             9,915,654
Current liabilities                                                     4,005,228             3,885,265
     Short-term debt and current installments of long-term              1,328,446             1,199,921
     debt
     Trade payables
       Notes                                                               71,934                92,799
       Accounts                                                         1,140,130               991,037
     Advances received                                                    252,861               334,172
     Other current liabilities                                          1,211,857             1,267,336
Noncurrent liabilities                                                  3,569,371             2,927,421
     Long-term debt                                                     1,512,152             1,798,303
     Retirement and severance benefits                                  1,932,646             1,049,054
     Other liabilities                                                    124,573                80,064
Minority interests                                                        751,578               798,744
Stockholders' equity                                                    1,853,212             2,304,224
     Common stock                                                         282,032               282,032
     Capital surplus                                                      562,214               527,010
     Legal reserve and retained earnings                                1,766,338             1,753,999
     Accumulated other comprehensive income (loss)                       (755,525)             (258,484)
       (Foreign currency translation adjustments)                         (60,948)              (38,012)
       (Minimum pension liability adjustments)                           (698,916)             (260,100)
       (Net unrealized holding gain on available-for-sale securities)       4,874                39,997
       (Cash flow hedges)                                                    (535)                 (369)
     Treasury stock                                                        (1,847)                 (333)
                                                              ---------------------------------------------

Consolidated Statements of Income

                                                                           Years ended March 31
                                                              ---------------------------------------------
                                                                       2003                  2002
                                                              ---------------------------------------------
                                                                           (Millions of yen)
Net sales                                                             8,191,752             7,993,784
Cost of sales                                                         6,240,493             6,184,396
Selling, general and administrative expenses                          1,798,292             1,926,803
                                                              ---------------------------------------------
Operating income (loss)                                                 152,967              (117,415)
Other income                                                             46,737                36,039
    (Interest and dividends)                                             23,079                28,615
    (Other)                                                              23,658                 7,424
Other deductions                                                        102,876               504,696
    (Interest charges)                                                   34,338                45,830
    (Other)                                                              68,538               458,866
                                                              ---------------------------------------------
    Income (loss) before income taxes and minority interests             96,828              (586,072)
Income taxes                                                             52,662               (71,114)
                                                              ---------------------------------------------
    Income (loss) before minority interests                              44,166              (514,958)
Minority interests                                                       16,299               (31,121)
                                                              ---------------------------------------------
    Net income (loss)                                                    27,867              (483,837)
                                                              ---------------------------------------------

Consolidated Statements of Cash Flows

                                                                              Years ended March 31
                                                                       ------------------------------------
                                                                               2003              2002
                                                                       ------------------------------------
                                                                                (Millions of yen)
Cash flows from operating activities
   Net income (loss)                                                             27,867         (483,837)
   Adjustments to reconcile net income (loss) to net cash
   provided by operating activities
       Depreciation                                                             480,274          529,418
       Deferred income taxes                                                    (35,526)        (182,072)
       (Gain) loss on disposal of rental assets and other
       property                                                                 (14,064)          59,687
       Decrease in receivables                                                    2,280          450,904
       Decrease in inventories                                                    7,994          261,229
       Increase (decrease) in payables                                           96,777         (271,698)
       Other                                                                     80,916          119,235
                                                                       ------------------------------------
            Net cash provided by operating activities                           646,518          482,866

Cash flows from investing activities
   (Increase) decrease in short-term investments                                 (8,162)         253,236
   Capital expenditures                                                        (323,825)        (429,835)
   Purchase of rental assets, net                                              (411,452)        (411,519)
   Purchase of investments and subsidiaries' common stock, net                  (95,074)         (74,173)
   Collection of investment in leases                                           411,522          469,108
   Other                                                                       (192,294)         (79,688)
                                                                       ------------------------------------
            Net cash used in investing activities                              (619,285)        (272,871)

Cash flows from financing activities
   Decrease in interest-bearing debt                                           (184,447)        (578,526)
   Dividends paid to stockholders                                                (9,973)         (28,318)
   Dividends paid to minority stockholders of subsidiaries                      (13,108)         (13,401)
   Other                                                                            358           42,133
                                                                       ------------------------------------
            Net cash used in financing activities                              (207,170)        (578,112)

Effect of exchange rate changes on cash and cash equivalents                    (21,266)          15,888
                                                                       ------------------------------------
Net decrease in cash and cash equivalents                                      (201,203)        (352,229)

Cash and cash equivalents at beginning of year                                1,029,374        1,381,603
                                                                       ------------------------------------
Cash and cash equivalents at end of year                                        828,171        1,029,374
                                                                       ====================================

Notes to Consolidated Financial Statements:
(1) The consolidated financial statements excluding segment information have been prepared in conformity with accounting principles generally accepted in the United States.
(2) In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States, restructuring charges etc. are included as part of operating income (loss).
(3)  The number of consolidated subsidiaries is 1,112 as of the end of fiscal
     2002.

Segment Information

 Industry Segment

                                                                Years ended March 31
                                                          2003 (A)               2002 (B)           (A) / (B)
                                                  ---------------------  ---------------------   ------------
                                                                 (Millions of yen)
 Net Sales
   Information & Telecommunication Systems             1,899,651     19%      1,829,661     18%        104%
   Electronic Devices                                  1,570,069     15       1,487,200     15         106
   Power & Industrial Systems                          2,297,068     22       2,266,895     23         101
   Digital Media & Consumer Products                   1,205,551     12       1,170,744     12         103
   High Functional Materials & Components              1,248,550     12       1,250,248     12         100
   Logistics, Services & Others                        1,449,594     14       1,430,825     14         101
   Financial Services                                    579,267      6         567,138      6         102
     Subtotal                                         10,249,750    100%     10,002,711    100%        102
                                                                  =====                  =====
   Eliminations and Corporate Items                   (2,057,998)            (2,008,927)                 -
                                                    ------------           ------------
     Total                                             8,191,752              7,993,784                102
                                                    ============           ============

 Operating Income (Loss)
   Information & Telecommunication Systems               110,523      -%         35,757      -%        309%
   Electronic Devices                                    (23,242)     -        (163,633)     -           -
   Power & Industrial Systems                             53,253      -          55,004      -          97
   Digital Media & Consumer Products                       6,204      -         (14,675)     -           -
   High Functional Materials & Components                 18,301      -         (22,024)     -           -
   Logistics, Services & Others                           10,352      -           3,257      -         318
   Financial Services                                     12,067      -          37,403      -          32
     Subtotal                                            187,458      -%        (68,911)     -%          -
                                                                  =====                  =====
   Eliminations and Corporate Items                      (34,491)               (48,504)                 -
                                                    ------------           ------------
     Total                                              (152,967)              (117,415)                 -
                                                    ============           ============

Note: Net sales by segment include intersegment transactions.

 Net Sales by Market

                                             Years ended March 31
                                             --------------------
                                      2003 (A)                 2002 (B)            (A) / (B)
                               ----------------------   ----------------------  ------------
                                             (Millions of yen)
 Domestic sales                   5,546,543     68%        5,444,662     68%         102%
 Overseas sales
   Asia                           1,017,439     12           896,050     11          114
   North America                    890,684     11           930,629     12           96
   Europe                           537,029      7           513,310      6          105
   Other Areas                      200,057      2           209,133      3           96
     Subtotal                     2,645,209     32         2,549,122     32          104
                               ------------  -----      ------------  -----
       Total                      8,191,752    100%        7,993,784    100%         102
                               ============  =====      ============  =====

Five-Year Summary (Consolidated basis)

                                                                  Years ended March 31
                                         ---------------------------------------------------------------------
                                             1999          2000          2001          2002          2003
--------------------------------------------------------------------------------------------------------------
                                                                  (Billions of yen)
Net sales                                     7,977.3       8,001.2       8,416.9       7,993.7       8,191.7
  Overseas sales                              2,443.8       2,343.6       2,625.6       2,549.1       2,645.2
Operating income (loss)                         (34.0)        174.3         342.3        (117.4)        152.9
Net income (loss)                              (327.6)         16.9         104.3        (483.8)         27.8
Capital investment (Completion basis,
excluding leasing assets)                       373.0         363.4         541.1         414.1         328.4
R&D expenditure                                 496.7         432.3         435.5         415.4         377.1
--------------------------------------------------------------------------------------------------------------

 Notes: On April 1, 2000, the Company adopted Statement of Financial Accounting
        Standards (SFAS) No.115, "Accounting for Certain Investments in Debt and Equity Securities" and restated the figures for prior periods accordingly.

(Translation)
                                  Hitachi, Ltd.

                                VOTING RIGHT CARD

          I hereby exercise my voting right as indicated below in respect of the proposals put forward at the 134th Ordinary General Meeting of Shareholders of Hitachi, Ltd. held on June 25, 2003. In the event of any continuation or adjournment of the General Meeting, my voting right shall be exercised in accordance with my intentions as signified by my entries herein.

Date:         , 2003

Registered Seal
----------------------------------------------------------------
Number of voting rights held*
----------------------------------------------------------------
*A shareholder is entitled to one voting right per 1,000 shares.

       --------------------------------------------------------------------------------------------
       Item No. 1    On the proposal by the Board of Directors                 FOR         AGAINST
       --------------------------------------------------------------------------------------------
       Item No. 2    On the proposal by the Board of Directors                 FOR         AGAINST
       --------------------------------------------------------------------------------------------
       Item No. 3    On the proposal by the Board of Directors                 FOR         AGAINST
       --------------------------------------------------------------------------------------------
       Item No. 4    On the proposal by the Board of Directors                 FOR         AGAINST
                    (Except for the candidate at right) (             )
       --------------------------------------------------------------------------------------------
       Item No. 5    On the proposal by the Board of Directors                 FOR         AGAINST
       --------------------------------------------------------------------------------------------
       Item No. 6    On the proposal by the Board of Directors                 FOR         AGAINST
       --------------------------------------------------------------------------------------------

Note: -The absence of a "For" or "Against" indication in respect of any proposal will be treated by the Company as an affirmative vote.
      -With respect to Item No. 4, if you wish to disapprove any of the candidates, please mark "FOR" and write the candidate's number assigned to the person concerned in the parentheses provided. The candidate's numbers are provided in the Agenda in the Notice of Holding Ordinary General Meeting of Shareholders.

  -----------------------------------------------------------------------------
                                   DETACH HERE

Please read the following before filling the Voting Right Card.

1. If you wish to attend the General Meeting of Shareholders, please bring the Voting Right Card with you on the day and present it at the entrance to the meeting hall.
2. If you do not wish to attend the General Meeting of Shareholders, please circle "For" or "Against" in the column of each item, affix your seal in the space provided, detach and mail the card so as to be received by Hitachi, Ltd. on or before June 24, 2003.

Reference Number of Shareholder
-------------------------------------------------------------------
Number of shares held
-------------------------------------------------------------------
  Number of shares in the share-register
  -----------------------------------------------------------------
  Number of shares in the beneficiaries' record
  -----------------------------------------------------------------